
11006884

2010

ALPHA PRO TECH
ANNUAL REPORT


SEC Mail Processing
RECEIVED
MAY 02 2011
Wash, DC
211
Section

PROTECTING PEOPLE, PRODUCTS AND ENVIRONMENTS

ALPHA PRO TECH

ALPHA PRO TECH, LTD. IS IN THE BUSINESS OF PROTECTING PEOPLE, PRODUCTS AND ENVIRONMENTS. THE COMPANY ACCOMPLISHES THIS BY BEING A LEADING DESIGNER, DEVELOPER, MANUFACTURER AND MARKETER OF HIGH-VALUE DISPOSABLE PROTECTIVE APPAREL, CONSTRUCTION, INFECTION CONTROL AND OTHER PRODUCTS FOR THE MEDICAL, DENTAL, CLEANROOM, PHARMACEUTICAL, INDUSTRIAL SAFETY, CONSTRUCTION SUPPLY AND CONSUMER MARKETS.

THE COMPANY'S GROWTH STRATEGY IS TO PROVIDE INNOVATIVE SOLUTIONS TO ITS CUSTOMERS AND CREATE MEANINGFUL VALUE FOR ITS SHAREHOLDERS. ALPHA PRO TECH HAS A REPUTATION OF COMBINING EXTENSIVE RESEARCH AND DEVELOPMENT WITH QUICK RESPONSIVENESS WHILE MEETING THE HIGHEST STANDARDS FOR QUALITY, SAFETY AND RELIABILITY. THE COMPANY'S INNOVATIVE CULTURE ENABLES IT TO CONSISTENTLY EXPLORE WAYS TO DRIVE DOWN COSTS, IMPROVE OPERATING MARGINS AND CAPTURE ADDITIONAL MARKET SHARE. ALPHA PRO TECH'S MANUFACTURING FACILITIES AND OFFICES ARE LOCATED IN ARIZONA, GEORGIA AND UTAH IN THE UNITED STATES, AS WELL AS IN CANADA AND INDIA.

2010

TO OUR SHAREHOLDERS

During this past year we were faced with several challenges, some of them more significant than others. One of these challenges occurred when our largest distributor of Disposable Protective Apparel products made the decision to launch its own line of private label disposable apparel. As we announced in the first quarter of 2010, we decided to meet this competitive challenge head-on and act quickly to transition away from selling Alpha Pro Tech Critical Cover® shoe and boot covers to this distributor. This was not an easy decision, as it would have a significant impact on our revenues and earnings for the year. However, by taking this swift action, we believe we have put the Company in a better position for many years to come.

The year also had its share of successes. We continue to experience strong growth in our Building Supply segment, which we believe is even more impressive given the continuing state of the construction industry during these past few years. This segment grew nearly 27% during the year, which is even more noteworthy considering that this came on top of 86% growth in 2009. Our core products continue to be met with much enthusiasm from the industry. We are also excited about our future prospects with the launch of a new non-perforated breathable house wrap—REX™ Fortis house wrap. This new house wrap opens up a whole new and larger market segment for us.

While our financial performance was not as strong as we would have preferred, mainly due to our Disposable Protective Apparel distribution strategy change, we were able to remain profitable and debt free. As we have stated in the past, management remains focused on fiscal responsibility and creating shareholder value. We manage the business in this manner in order to continue to build upon our strong foundation for future growth, create stability in the business and deliver profits on a consistent basis. It is during times of change like these that we believe the value of these benefits is truly realized. Alpha Pro Tech remains in a strong position to continue to weather tough times and excel during the good periods.

2010 Financial Performance

Even though our financial results for 2010 were greatly impacted by the challenges we experienced, Alpha Pro Tech recorded its second highest level of sales in the company's history. For the year, consolidated top-line sales were $41,890,000, a decrease from $59,697,000 in 2009. Both the Disposable Protective Apparel and the Infection Control segments experienced sales declines of $6,239,000 and $15,658,000, respectively. This was partially offset by a sales increase of $4,090,000 in our Building Supply segment.

Our Infection Control segment sales decreased to $6,052,000 from $21,710,000 in 2009. The decrease was primarily the result of a 76.9% drop in mask sales to $4,002,000 and a 62.8% decrease in shield sales to $1,416,000. The decrease in mask sales can be directly attributed to a lessening of concerns surrounding the H1N1 Influenza A. In 2009, we experienced a 283% increase in mask sales due to the threat of a pandemic outbreak. Shield sales were also impacted by the abating pandemic threat as well as the lack of a large one-time order of $1,700,000 in 2009, which did not occur in 2010.

Sales for the Disposable Protective Apparel segment decreased by 27.5% to $16,462,000 from $22,701,000 in 2009. The decrease in this segment was primarily due to our former largest distributor's decision to launch a competing line of products, and based on the resulting change in our relationship with this distributor, we decided to shift away from them as the sole distributor of our Critical Cover® protective apparel product line. This was partially offset by increased sales to a broader based distribution network, including a major international supply chain partner through which our sales nearly doubled during 2010. It is important to note that we believe the decision to move sales away from this distributor for competitive reasons will allow us in the long run to achieve higher sales through a larger and stronger base of distribution relationships.

The Building Supply segment continued its strong growth trajectory by posting its highest level of sales in its sixth full year of operation. Sales from this segment climbed more than 26.8% to a record $19,376,000 from $15,286,000 in 2009. The primary drivers behind this growth were the 21.2% increase in sales of REX Synfelt™ synthetic roof underlayment and a 40.4% growth in REX Wrap™ house wrap sales. For the year, our synthetic roof underlayment sales represented 69% of this segment's sales with 31% coming from house wrap sales. This compares to 72% for synthetic roof underlayment and 28% for house wrap in the previous year.

2009 BUSINESS SEGMENT SALES
(IN $ MILLIONS)
Total Sales $59.7 Million


$21.7
$22.7
$15.3

■ Infection Control
■ Disposable Protective Apparel
Building Products

We believe our Building Supply segment will continue on its long-term growth path and continue to move into an industry-leading position. Our distribution strategy continues to strengthen, and we have added additional sales personnel to further this effort. In addition, in the fourth quarter we introduced our new ICC-ES approved REX™ Fortis house wrap, which is our first non-perforated breathable house wrap. The non-perforated breathable house wrap market represents the majority of the total house wrap market. Reception to this new product has been terrific, and we attained an encouraging level of initial sales in the fourth quarter and expect it to be a contributing factor to our growth in 2011.

The overall decrease in sales in 2010 also had an impact on the company's bottom line. However, we continue to remain focused on profitability. This marked the company's 12th consecutive year of profitability. For 2010, Alpha Pro Tech posted net income of $1,301,000, or $0.06 per diluted share, compared to $9,041,000, or $0.39 per diluted share, in 2009.

Gross profit decreased by 43.1% to $16,422,000 from $28,874,000 in 2009. Our gross profit margin for 2010 dropped to 39.2% from 48.4% for the prior year. The major factor impacting gross margin was a change in product mix. Sales for the year were shifted towards the Building Supply segment, which carry lower margins, as a higher percentage of sales, combined with the decrease in sales from the Infection Control segment, which has higher margins.

Your management team remains continuously focused on maintaining financial stability, especially during this time of transition, and that focus is reflected in our strong balance sheet. In addition to the solid cash position and zero debt level, our current ratio stands at a robust level at 39.1 to 1. This is a dramatic increase from the 6.1 to 1 in 2009. This is a reflection of management's diligent approach and means that we should be able to fund our growth from this strong financial foundation.

Working capital increased approximately 3% to $29,829,000 from $28,994,000 from a year ago. At year end, our cash position stood at $5,316,000, compared to $9,753,000 in 2009, however it remains higher than the $4,578,000 in 2008. Our inventory levels increased 32.3%, or $4,224,000, to $17,318,000 from $13,094,000 in 2009. This was primarily due to increased inventory for the Building Supply segment in order to meet current and expected sales, as well as an increase for the Disposable Protective Apparel segment due to our strategy of maintaining a strong inventory position to better compete. We also made the decision to stockpile inventories of our N-95 particulate respirator masks in our Infection Control segment. Although inventories for both Disposable Protective Apparel and Infection Control segments were up on a year-over-year comparison, they were lower than levels at the ends of the second and third quarters of 2010.

Shareholders' equity increased 4.8% to $35,512,000 from $33,871,000 in 2009. In addition, due to our improved shareholders' equity, our book value increased 4.6% to $1.58 per share from $1.51 per share in 2009. The Company remains debt free and has an unused $3.5 million line of credit. Our consistent approach to managing our assets provides us with the ability to continue to pursue and fund our growth initiatives.

2010 Review

As we did in 2007 for the Building Supply segment, we made the decision to implement a significant change to our distribution strategy for our Disposable Protective Apparel segment. As mentioned above, we made this change because our largest distributor decided to compete directly against us by launching its own private label line. There were two reasons we were confident in making this decision. The first is that we knew there was demand for our products from the end customer. This demand allows us to reach these customers through new distribution partners and channels. The second reason is that we have taken this path before in our Building Supply segment to great success. We strongly believe that this is just the catalyst we need to reposition the product line across a broader distribution channel and that it is in the best long-term interest of the company.

2010 BUSINESS SEGMENT SALES
(IN $ MILLIONS)
Total Sales $41.9 Million



$6.0
$16.5
$19.4

Infection Control
Disposable Protective Apparel
Building Products

We are already beginning to reap the benefits of this distribution change as seen in sales to our new major international supply chain partner. We have already attained a preferred vendor status and have received their Outstanding Sales Growth Results for two consecutive years, 2009 and 2010, in our category. We also received an award for Outstanding Delivery Quality for our aggregate service level performance in 2010. Alpha Pro Tech was also a finalist for their Overall Supplier of the Year award for 2010 across all categories. Sales to this major strategic channel partner nearly doubled in 2010, and we expect continued growth in 2011.

A real bright spot in 2010 was the continued strong performance of our Building Supply segment. Sales of this segment made up 46.3% of totals sales for the year and nearly reached $20,000,000. We continue to experience strong industry acceptance of both our REX Synfelt™ synthetic roof underlayment and REX Wrap™ house wrap products. We are additionally encouraged by our recent introduction of REX Wrap™ Fortis, our new non-perforated breathable house wrap.

TO OUR SHAREHOLDERS (CONTINUED)

The non-perforated breathable house wrap market accounts for the majority, approximately 65%, of the total house wrap market. By adding the REX Wrap™ Fortis house wrap to our line, we are now able to gain access to this portion of the market, which had previously been unavailable to us. We anticipate that the Building Supply segment of our business will continue on its strong growth trajectory for several years, especially when the construction industry recovers further.

The Infection Control segment, which comprised 14.4% of total sales in the year, experienced a significant drop when compared to 2009. During 2009, this segment had significant sales growth due mainly to a higher than normal level of sales of our N-95 respirator masks due to the H1N1 Influenza A pandemic. While the fears of the pandemic have since abated, we have built up our inventory levels of N-95 respirator masks in order to be better prepared to meet any potential future demand should it or another global need arise.

Subsequent to year end, in February 2011, we entered into an asset purchase agreement to sell our line of pet beds. Sales of this product line were approximately $250,000 in 2010 and incurred a loss for the year. Pet beds were included as part of the Infection Control segment.

Outlook

This past year we were faced with challenges and opportunities, and we achieved some important accomplishments. We are addressing our challenges head-on and in the long run we will come out a better, stronger company. Our strategy remains the same—deliver value to our customers and to our shareholders everyday. We have built a strong foundation on which to be nimble enough to utilize our competitive advantages, while managing the business in a prudent manner in order to maintain our position of financial strength. To reach our goals, we remain focused on providing innovative solutions to meet our customers' ever-changing needs. We keep that focus by remembering to do what we do best and that is providing solutions that protect people, products and environments.

During the upcoming year, we look forward to sharing with you our new milestones and accomplishments as we lead the Company through its next stage of growth. On behalf of the Board of Directors and the entire management team, we would like to thank our customers, suppliers, distributors, employees and shareholders for their continued support.

Sincerely,

Alexander W. Millar
President
Director

Sheldon Hoffman
Chief Executive Officer
Director



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
{ X } ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010 or

{ } TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 01-15725

ALPHA PRO TECH, LTD.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

63-1009183
(I.R.S. Employer Identification No.)

60 Centurian Drive, Suite 112, Markham, Ontario, L3R 9R2
(Address of Principal Executive Offices, including zip code)

Registrant's telephone number, including area code: **905-479-0654**

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Shares Par Value $.01 Per Share	**NYSE AMEX**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes__ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes __ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in . I of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2010, was $34,867,000.

As of March 10, 2011, the registrant had outstanding 22,437,616 shares of common stock.

DOCUMENTS INCOPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2011 Annual Meeting of Shareholders to be held on June 6, 2011 are incorporated by reference into Part III of this Form 10-K.

ALPHA PRO TECH, LTD.
INDEX TO ANNUAL REPORT ON FORM 10-K

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission ("SEC"). All statements, other than statements of historical facts, that address the Company's expectations of sources of capital or that express the Company's expectation for the future with respect to financial performance or operating strategies can be identified as forward-looking statements. As a result, there can be no assurance that the Company's future results will not be materially different from those described herein as "expected", "anticipated", "estimated", "believed", "predicted", "intended", "planned", "potential", "may", "continue", or "should" which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as of the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which such statements are based.

Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in the section entitled "Item 1A. Risk Factors.". These and many other factors could affect Alpha Pro Tech Ltd.'s future operating results and financial condition, and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by Alpha Pro Tech, Ltd. or on its behalf.

SPECIAL NOTE REGARDING SMALLER REPORTING COMPANY STATUS

We are filing this Annual Report on Form 10-K as a "smaller reporting company" (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) because our public float (the aggregate market value of our common stock equity held by non-affiliates of the Company) was below the required threshold as of the last business day of our second fiscal quarter of 2010. As a result of being a smaller reporting company, we are not required to provide certain disclosure in this Form 10-K. Where information is being omitted or scaled in this Form 10-K based on our smaller reporting company status, we have made a special notation herein.

Item 1. Business.

GENERAL

ALPHA PRO TECH, LTD. ("Alpha Pro Tech" or the "Company", or "we", "our" or "us") is the parent company of Alpha Pro Tech, Inc. and Alpha ProTech Engineered Products, Inc. The Company was incorporated in the State of Delaware on July 1, 1994 as a successor to a business that was organized in 1983. Our executive offices are located at 60 Centurian Drive, Suite 112, Markham, Ontario, Canada L3R 9R2, and our telephone number is (905) 479-0654. Our website is located at www.alphaprotech.com.

The Company qualified as a smaller reporting company at the measurement date for determining such qualification during 2010. According to the disclosure requirements for smaller reporting companies, the Company has included in the consolidated financial statements a consolidated balance sheet as of the end of the two most recent fiscal years and consolidated statements of income, shareholders' equity, and cash flows for each of the two fiscal years preceding the date of the most recent balance sheet. Accordingly, only two years of analysis are included in this filing.

BUSINESS

Alpha Pro Tech is in the business of protecting people, products and environments. We accomplish this by developing, manufacturing and marketing a line of high-value, disposable protective apparel and infection control products for the cleanroom, industrial, pharmaceutical, medical and dental markets through our wholly-owned subsidiary, Alpha Pro Tech, Inc. We also manufacture a line of building supply construction weatherization products through our wholly-owned subsidiary, Alpha ProTech Engineered Products, Inc. Our products are sold under the "Alpha Pro Tech" brand name, as well as under private label.

Our products are grouped into three business segments: (1) the Disposable Protective Apparel segment, consisting of disposable protective apparel; (2) the Building Supply segment, consisting of construction weatherization products, such as housewrap and synthetic roof underlayment; and (3) the Infection Control segment, consisting of face masks, eye shields and medical bed pads, as well as a line of pet beds. All financial information presented herein reflects the current segmentation.

On February 8, 2011, the Company entered into an asset purchase agreement with an Oklahoma limited liability company to sell its line of pet beds. As consideration for the acquired assets, the Company sold its inventory at cost, plus additional compensation for goodwill. In addition, the Company signed a three year non-compete agreement.

Our principle strategy focuses on developing, producing and marketing differentiated, innovative high value products that protect people, products and environments. Our key sales growth strategies are based on a strategy of communicating directly with end users and developing innovative products to suit individual end users' needs.

Our products are used primarily in cleanrooms, industrial safety manufacturing environments and health care facilities, such as hospitals, laboratories and dental offices, as well as building and re-roofing sites. Our pet beds were used by pet owners and veterinarians. Our products are distributed principally in the United States of America ("United States" or "U.S.") through a network consisting of purchasing groups, national distributors, local distributors, independent sales representatives and our own sales and marketing force.

PRODUCTS

Our principal products are grouped into three business segments:

Disposable Protective Apparel:
- Shoecovers
- Bouffant caps
- Gowns
- Coveralls
- Lab coats
- Frocks

Building Supply:
- Housewrap
- Synthetic roof underlayment

Infection Control:
- Face masks
- Eye shields
- Medical bed pads
- Pet beds

Disposable Protective Apparel

The Disposable Protective Apparel segment includes many different styles of disposable products such as shoecovers, bouffant caps, gowns, coveralls, lab coats, frocks and other miscellaneous products. The vast majority of these products are manufactured by subcontractors in Asia and, to a much lesser extent, a subcontractor in Mexico. Certain proprietary products are made using materials supplied by us.

Building Supply

The Building Supply segment consists of a line of construction supply weatherization products, namely housewrap and synthetic roof underlayment.

This line of products is a natural extension of our core capabilities: creating proprietary products designed to protect people and environments.

The usage of these two construction supply weatherization products offers great advantages in decreasing the time that it takes to construct a home, as well as offering cost reduction. The housewrap, under the trademark REX™, offers a weather resistive barrier and, to the home owner, years of lower energy consumption. REX™ Wrap and REX™ Wrap Plus is a woven and coated polypropylene micro perforated weather resistant barrier and REX™ Wrap Fortis is a highly engineered composite, made up of a high-strength woven fabric, a monolithic breather film and a non-woven sheet, offering a high-strength non-perforated membrane. REX™ Wrap Fortis was introduced in the latter part of 2010.

The proprietary synthetic roof underlayment, REX™ SynFelt, has the ability to resist the environment, as opposed to conventional organic roofing underlayment that is prone to rapid degradation and mold growth.

These products are manufactured in our manufacturing facility in Valdosta, Georgia and through our joint venture in India.

Infection Control

The Infection Control segment includes face masks, eye shields, medical bed pads and pet beds. Our face masks come in a wide variety of filtration efficiencies and styles. Our patented Positive Facial Lock® feature provides a custom fit to the face to prevent blow-by for better protection. The term "blow-by" is used to describe the potential for infectious material to enter or escape a facemask without going through the filter as a result of gaps or openings in the face mask. Our Magic Arch® feature holds the mask away from the nose and mouth, creating a comfortable breathing chamber. One of our masks that incorporates both the Positive Facial Lock® feature and the Magic Arch® feature is the "N-95 Particulate Respirator face mask", which is recommended by the Center for Disease Control ("CDC") to combat the spread of the H1N1 Influenza A pandemic in 2009.

All eye shields are made from an optical-grade polyester film and have a permanent anti-fog feature. This provides the wearer with extremely lightweight, distortion-free protection that can be worn for hours, and the eye shields will not fog up from humidity and/or perspiration. An important feature of all face masks and eye and face shields is that they are disposable, which eliminates a chance of cross infection between patients and saves users, such as hospitals, the expense of sterilization after every use.

Our medical bed pads, made from Unreal Lambskin® (synthetic lambskin), are used to prevent decubitus ulcers or bed sores for long term care patients. In addition, we distribute a line of retail pet beds using our Unreal Lambskin® raw material.

The face masks are primarily manufactured in our facility in Salt Lake City, Utah. The shields are produced in our facility in Nogales, Arizona and assembled by a sub-contractor in Mexico. The medical bed pads and pet beds are manufactured in our Janesville, Wisconsin facility and also by subcontractors in Asia.

In 2009, the N-95 Particulate respirator face mask was the only product key that accounted for more than 10% of total consolidated revenue. In 2010, no product key accounted for 10% of total consolidated revenue.

Financial information in relation to the three segments can be found in Activity of Business Segments (Note 13) of the Notes to Consolidated Financial Statements.

MARKETS

Our products are sold to the following markets: disposable protective apparel and infection control products (masks and shields) are sold to the industrial market, cleanroom market and medical and dental markets; construction weatherization products are sold to construction supply and roofing distributors; Unreal Lambskin® medical bed pads are sold to the extended care market; and pet beds are sold to pet distributors and retailers.

Our target markets are pharmaceutical manufacturing, bio-pharmaceutical manufacturing, medical device manufacturing, lab animal research, high technology electronics manufacturing (which includes the semi-conductor market), medical and dental distributors, pet stores and pet distributors and construction building supply and roofing distributors.

DISTRIBUTION

We rely primarily on a network of independent distributors for the sale of our products.

Sales to our former largest distributor, VWR International, LLC, represented 13.9% of total sales for 2010 and 28.7% of total sales for 2009. Alpha Pro Tech was informed in the first quarter of 2010 that this distributor had decided to launch its own, potentially competing, private label line of disposable protective apparel, and has made a business decision to transition away from selling Alpha Pro Tech's disposable garments to its own brand of apparel. Accordingly, we have decided to shift away from our former largest distributor as the sole distributor of our Critical Cover® protective apparel product line and to utilize a more diversified, broader, global distribution strategy. We have sold and continue to expect to sell our apparel line to our former largest distributor but at lower than previous levels. The change in our relationship with our former largest disposable protective apparel distributor adversely affected sales but could be beneficial in the long term as we develop a broader base of distribution.

As a result of the changes stated above, a broader distribution channel strategy was launched in April of 2010. One distributor of note is a major international supply chain partner with which we have achieved a preferred vendor status and from whom, the Company received an award for Outstanding Sales Growth Results for 2010 and an award for Outstanding Delivery Quality for our service levels in 2010. We plan to continue to expand our distribution channels in 2011 and expect this strategy to be beneficial to the Company in the long term.

We do not generally have backlog orders, as orders are usually placed for shipment and shipped within 30 days. Appropriate levels of inventory are maintained to supply distributors on a timely basis. From time to time we will stockpile extra inventory. For example, we are currently carrying extra inventory of our N-95 Particulate respirator face mask that was recommended by the CDC for protection against the H1N1 Influenza A pandemic in 2009.

Payment terms are normally net 30 days from the date of shipment. All pricing and payment for our products are in U.S. dollars. Authorized returns must be unopened, in good condition, in the original carton and may be returned within 90 days of the original date of shipment. All authorized returns are subject to a restocking fee of 20% of the original invoice.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

The following table summarizes the Company's net sales by geographic region for the Company's last two fiscal years.

	Year Ended December 31,	
	2010	2009
Net sales by geographic region		
United States	$39,998,000	$53,623,000
International	1,892,000	6,074,000
Consolidated total net sales	$41,890,000	$59,697,000

The following table summarizes the location of the Company's long-lived assets by geographic region for the Company's last two fiscal years.

	Year Ended December 31,	
	2010	2009
Long-lived assets by geographic region		
United States	$3,573,000	$3,681,000
International	589,000	162,000
Consolidated total long-lived assets	$4,162,000	$3,843,000

Net sales by geographic region are based on the countries in which the customers are located. For the years ended December 31, 2010 and 2009, the Company did not generate sales from any single foreign country that were significant to the Company's consolidated total net sales.

MANUFACTURING

We cut, warehouse and ship disposable protective apparel products in a 60,000 square foot facility located at 1287 West Fairway Drive, Nogales, Arizona. The majority of these products are manufactured by subcontractors in Asia and, to a much lesser extent, a subcontractor in Mexico. These goods are manufactured pursuant to our specifications and quality assurance guidelines. Certain proprietary products are being made in Asia using materials supplied by us. In addition, we operate a 35,000 square foot material coating and automated shoecover facility located at 2224 Cypress Street, Valdosta, Georgia.

Our wholly-owned subsidiary, Alpha ProTech Engineered Products, Inc. (Building Supply segment), which manufactures and distributes a line of construction weatherization products, primarily housewrap and synthetic roof underlayment, is located in a 165,400 square foot facility at 301 South Blanchard Street, Valdosta, Georgia. The supply of the housewrap and synthetic roof underlayment, in a semi-finished state, is manufactured by a company in India in which Alpha Pro Tech has a 41.66% non-controlling ownership interest as discussed below.

Alpha ProTech Engineered Products, Inc. has a 41.66% ownership interest in a joint venture with Maple Industries and Associates, a manufacturer in India, for the production of housewrap and synthetic roof underlayment products in a semi-finished state. The name of the joint venture is Harmony Plastics Private Limited ("Harmony"). Harmony has three facilities in India: the first facility is a 71,500 square foot building that manufactures coated material and sews proprietary disposable protective apparel. There is also a new 16,000 square foot facility that sews proprietary disposable protective apparel. The third is a 102,000 square foot facility for the manufacturing of housewrap and synthetic roof underlayment.

Our mask production facility is located in a 34,500 square foot building at 236 North 2200 West, Salt Lake City, Utah and we also sub-let a 26,000 square foot warehouse at 1730 South 4650 West, Salt Lake City, Utah for mask production.

An 18,000 square foot facility located at 951 Todd Drive, Janesville, Wisconsin is used to manufacture our medical bed pads and pet beds.

Certain proprietary products are made using materials supplied by us. We do not anticipate any problems with respect to the sources and availability of these proprietary materials needed to produce our products. Our business is not subject to significant seasonal considerations. It is necessary for us to have adequate raw material and finished inventory in stock.

COMPETITION

We face substantial competition from numerous companies, including many companies with greater marketing and financial resources. Our major competitor in the medical and dental markets is Kimberly Clark of Fort Worth, Texas. Other large competitors include 3M Company, Johnson & Johnson, White Knight/Precept, Cardinal Health, Inc. and Medline Industries Inc. Our major competitors in the industrial and cleanroom market are our former largest distributor, VWR International, LLC, Kimberly Clark, 3M Company, Kappler USA, DuPont and Allegiance Health Care. For the medical bed pad products, Skil-care, Glenoit Mills and JT Posey Co. are our principal competitors, and in the pet bed market, principal competitors include Flexmat Corporation and Lazy Pet Company. Our major competitors in the construction supply weatherization market are DuPont for housewrap and Interwrap for synthetic roof underlayment.

VWR International, LLC, Cardinal Health, Inc. and Medline Industries Inc. are also distributors of our products.

REGULATORY REQUIREMENTS

We are not required to obtain regulatory approval from the U.S. Food and Drug Administration ("FDA") with respect to the sale of our products. Our products are, however, subject to prescribed "good manufacturing practices" as defined by the FDA, and our manufacturing facilities are inspected by the FDA every two years to ensure compliance with such "good manufacturing practices". We are marketing an N-95 Particulate Respirator face mask that meets the Occupational Safety and Health Administration ("OSHA") respirator guidelines and that has been approved by the National Institute for Occupational Safety and Health ("NIOSH"). This product is designed to help prevent the inhalation of the tuberculosis bacteria.

PATENTS AND TRADEMARKS

Patents

Our policy is to protect our intellectual property rights, products, designs and processes through the filing of patents in the United States and, where appropriate, in Canada and other foreign countries. At present, we have 19 United States patents relating to several of our products. In addition, we have a United States patent on a method to fold and put on sterile garments. We believe that our patents may offer a competitive advantage, but there can be no assurance that any patents, issued or in process, will not be circumvented or invalidated. We also rely on trade secrets and proprietary know-how to maintain and develop our commercial position.

The various United States patents issued have remaining durations of approximately 3 to 15 years before expiration.

Trademarks

Many of our products are sold under various trademarks and trade names, including Alpha Pro Tech. We believe that many of our trademarks and trade names have significant recognition in our principal markets, and we take customary steps to register or otherwise protect our rights in our trademarks and trade names.

EMPLOYEES

As of March 10, 2011, we had 128 employees, including 20 employees at our principal executive office in Markham, Ontario, Canada; 17 employees at our facemask production facility in Salt Lake City, Utah; 5 employees at our medical bed pad and pet beds production facility in Janesville, Wisconsin; 23 employees at our cutting, warehouse and shipping facility in Nogales, Arizona; 12 employees at our coating and automated shoecover facility in Valdosta, Georgia; 29 employees at our Building Supply segment facility in Valdosta, Georgia; 15 employees on our sales and marketing team; and 7 employees in China.

None of our employees are subject to collective bargaining agreements.

AVAILABLE INFORMATION

We make available free of charge on our Internet website (http://www.alphaprotech.com) our most recent Annual Report on Form 10-K, our most recent Quarterly Report on Form 10-Q, any current reports on Form 8-K furnished or filed since our most recent Annual Report on Form 10-K and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. The past two years of news releases also are made available on our website. In addition, we provide electronic or paper copies of our filings free of charge upon request.

Item 1A. Risk Factors.

As a smaller reporting company, we are not required to provide the information required by this item.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company's principal executive office is located at 60 Centurian Drive, Suite 112, Markham, Ontario L3R 9R2. The approximate monthly rent is $7,000 under a lease expiring February 28, 2012. Working out of the principle executive office are the President, Alexander W. Millar, Chief Executive Officer, Sheldon Hoffman, and Chief Financial Officer, Lloyd Hoffman.

The Disposable Protective Apparel segment has its cutting operation, warehousing and shipping facility at 1287 Fairway Drive, Nogales, Arizona. The monthly rent is $16,000 for 60,000 square feet. This lease expires December 31, 2011.

The material coating and automated shoecover facility associated with the Disposable Protective Apparel segment is located at 2224 Cypress Street, Valdosta, Georgia. The monthly rent is $4,000 for 35,000 square feet. This lease expired in February 2011, at which time we consolidated this operation into the Building Supply segment manufacturing facility.

The Building Supply segment manufacturing facility is located at 301 South Blanchard Street, Valdosta, Georgia. The monthly rent is $36,000 for 165,400 square feet. The new lease will expire in 2020. The addition of 114,600 square feet was completed in the fourth quarter of 2010.

The Company manufactures our surgical face masks at 236 North 2200 West, Salt Lake City, Utah. The monthly rent is $13,000 for 34,500 square feet. This lease expires on July 31, 2013. The Company also subleases a 26,000 square foot warehouse for $5,000 per month at 1730 South 4650 West, Salt Lake City, Utah. This sublease is month to month.

The Company's medical bed pad and pet bed manufacturing facility is located at 951 Todd Drive, Janesville, Wisconsin. This 18,000 square foot facility is leased for $8,000 per month, which includes taxes and utilities. This lease expires on August 31, 2011.

The Company believes that these arrangements are adequate for its present needs and other premises, if required, are readily available.

Item 3. Legal Proceedings.

There are no pending legal proceedings against the Company.

Item 4. Removed and Reserved.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET INFORMATION

The Company's common stock trades on the NYSE AMEX LLC (formerly the American Stock Exchange) (the "NYSE Amex") under the symbol "APT".

The following table sets forth the low and high sales prices of the Company's common stock for the periods indicated, as reported by the NYSE Amex.

		Low	High
2009	First Quarter	$ 0.75	$ 1.04
	Second Quarter	0.98	2.22
	Third Quarter	2.00	6.10
	Fourth Quarter	3.90	7.60
2010	First Quarter	$ 2.30	$ 4.72
	Second Quarter	1.75	2.51
	Third Quarter	1.42	2.10
	Fourth Quarter	1.50	2.02
2011 (Through March 10, 2011)	First Quarter	$1.42	$1.89

As of March 10, 2011, there were 244 shareholders of record, and approximately 7,287 beneficial owners.

DIVIDEND POLICY

The holders of the Company's common stock are entitled to receive such dividends as may be declared by the Board of Directors of the Company from time to time to the extent that funds are legally available for payment thereof. The Company has never declared or paid any dividends on any of its outstanding shares of common stock. It is the current policy of the Board of Directors to retain any earnings to provide for the development and growth of the Company. Consequently, the Company has no intention to pay cash dividends in the foreseeable future.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table sets forth purchases made by or on behalf of the Company or any "affiliated purchaser", as defined in Rule 10b-18 (a)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), during the fourth quarter of 2010.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs (1)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Programs (1)
October 1-31, 2010	-	-	-	$ 2,862,000
November 1-30, 2010	-	-	-	$ 2,862,000
December 1-31, 2010	-	-	-	$ 2,862,000
Total	-	-	-	$ 2,862,000

(1) On February 8, 2010, the Company announced that the Board of Directors had authorized a $2.0 million expansion of the Company's existing share repurchase program. Under the share repurchase program, the Company is authorized to repurchase up to a total of $10,520,000 of common stock.

UNREGISTERED SALES OF EQUITY AND SECURITIES AND USE OF PROCEEDS

We did not sell any unregistered equity securities during the period covered by this Form 10-K.

Item 6. Selected Financial Data

As a smaller reporting company, we are not required to provide the information required by this item.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis together with our consolidated financial statements and the notes to our consolidated financial statements, which appear elsewhere in this report.

Special Note Regarding Forward-Looking Statements

Certain information set forth in this Annual Report on Form 10-K contains "forward-looking statements" within the meaning of federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to potential acquisitions, and other information that is not historical information. When used in this report, the words "estimates", "expects", "anticipates", "forecasts", "plans", "intends", "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. We may make additional forward-looking statements from time to time. All forward-looking statements, whether written or oral and whether made by us or on our behalf, also are expressly qualified by this special note.

Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors". These and many other factors could affect Alpha Pro Tech's future operating results and financial condition, and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by Alpha Pro Tech, Ltd. or on its behalf.

Special Note Regarding Smaller Reporting Company Status

We are filing this Annual Report on Form 10-K as a "smaller reporting company" (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) because our public float (the aggregate market value of our common equity held by non-affiliates of the Company) was below the required threshold as of the last business day of our second fiscal quarter of 2010. As a result of being a smaller reporting company, we are allowed and have elected to omit certain information from this Management's Discussion and Analysis of Financial Condition and Results of Operations; however, we have provided all information for the periods presented that we believe to be appropriate

Critical Accounting Policies

The Financial Accounting Standards Board ("FASB") recognized the complexity of its standard-setting process and embarked on a revised process in 2004 that culminated in the release on July 1, 2009 of the *FASB Accounting Standards Codification* ™ (the "FASB ASC"), which is also sometimes referred to as the "Codification" or the "ASC". The Codification does not change how the Company accounts for its transactions or the nature of related disclosures made. To the Company, this means instead of following the rules in Statement of Financial Accounting Standard No. 123(R) ("SFAS No. 123(R)"), *Share-Based Payment*, we will follow the guidance in ASC 718, *Stock Compensation*. References to generally accepted accounting principles ("GAAP") issued by the FASB, within Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to Consolidated Financial Statements included elsewhere in this report are to the Codification. The FASB finalized the Codification effective for periods ending on or after September 15, 2009. Prior FASB standards like SFAS No. 123(R), *Share-Based Payment*, are no longer being issued by the FASB.

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America ("United States") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reported periods. We base estimates on past experience and on various other assumptions that are believed to be reasonable under the circumstances. The application of these accounting policies on a consistent basis enables us to provide timely and reliable financial information. Our critical accounting polices include the following:

Inventories: Inventories include freight-in, materials, labor and overhead costs and are stated at the lower of cost (computed on a standard cost basis, which approximates average cost) or market. Provision is made for slow-moving, obsolete or unusable inventory. We assess our inventory for estimated obsolescence or unmarketable inventory and write down the difference between the cost of inventory and the estimated market value based upon assumptions about future sales and supply on-hand, if necessary. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Accounts Receivable: Accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. The Company determines the allowance based upon historical write-off experience and known conditions about customers' current ability to pay. Account balances are charged against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote.

Revenue Recognition: For sales transactions, we comply with the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 104, *Revenue Recognition*, which states that revenue should be recognized when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) title transfers and the customer assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. These criteria are satisfied upon shipment of product and revenues are recognized accordingly.

Sales Returns, Rebates and Allowances: Sales are reduced for any anticipated sales returns, rebates and allowances based on historical experience. Since our return policy is only 90 days and our products are not generally susceptible to external factors such as technological obsolescence or significant changes in demand, we are able to make a reasonable estimate for returns. We offer end-user product specific and sales volume rebates to select distributors. Our rebates are based on actual sales and accrued monthly.

Stock Based Compensation: Alpha Pro Tech accounts for stock based awards using FASB ASC 718, *Stock Compensation*, ASC 718 requires companies to record compensation expense for the value of all outstanding and unvested share-based payments, including employee stock options and similar awards.

The fair values of stock option grants are determined using the Black-Scholes-Merton option pricing model and are based on the following assumptions: expected stock price volatility based on historical data and management's expectations of future volatility, risk-free interest rates from published sources, years to maturity based on historical data and no dividend yield, as management currently has no intention to pay dividends in the near future. The Black-Scholes-Merton option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. In addition, the option valuation model requires the input of highly subjective assumptions, including expected stock price volatility. Our stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect their fair value.

OVERVIEW

Alpha Pro Tech is in the business of protecting people, products and environments. We accomplish this by developing, manufacturing and marketing a line of high-value, disposable protective apparel and infection control products for the cleanroom, industrial, pharmaceutical, medical and dental markets. We also manufacture a line of building supply construction weatherization products. Our products are sold under the "Alpha Pro Tech" brand name, as well as under private label.

Our products are grouped into three business segments: the Disposable Protective Apparel segment, consisting of disposable protective apparel; the Building Supply segment, consisting of construction weatherization products, such as housewrap and synthetic roof underlayment; and the Infection Control segment, consisting of face masks, eye shields and medical bed pads, as well as a line of pet beds. All financial information presented herein reflects the current segmentation.

As previously mentioned, on February 8, 2011, the Company entered into an asset purchase agreement with an Oklahoma limited liability company to sell its line of pet beds. As consideration for the acquired assets, the Company sold its inventory at cost, plus additional compensation for goodwill. In addition, the Company signed a three year non-compete agreement.

Our target markets include pharmaceutical manufacturing, bio-pharmaceutical manufacturing and medical device manufacturing, lab animal research, high technology electronics manufacturing (which includes the semi-conductor market), medical and dental distributors, pet distributors, and construction, building supply and roofing distributors.

Our products are used primarily in cleanrooms, industrial safety manufacturing environments, health care facilities, such as hospitals, laboratories and dental offices, and building and re-roofing sites. Our products are distributed principally in the United States through a network consisting of purchasing groups, national distributors, local distributors, independent sales representatives and our own sales and marketing force.

RESULTS OF OPERATIONS

The following table sets forth certain operational data as a percentage of sales for the periods indicated:

	2010	2009
Net sales	100.0%	100.0%
Gross profit	39.2%	48.4%
Selling, general and administrative expenses	33.0%	24.6%
Income from operations	4.2%	22.6%
Income before provision for income taxes	5.0%	23.2%
Net income	3.1%	15.1%

Fiscal 2010 Compared to Fiscal 2009

Sales. Consolidated sales for the twelve months ended December 31, 2010 decreased to $41,890,000, from $59,697,000, for the twelve months ended December 31, 2009, representing a decrease of $17,807,000, or 29.8%. This decrease consisted of decreased sales in the Disposable Protective Apparel segment of $6,239,000 and decreased sales in the Infection Control segment of $15,658,000, partially offset by increased sales in the Building Supply segment of $4,090,000.

Sales for the Disposable Protective Apparel segment for the twelve months ended December 31, 2010 decreased by $6,239,000, or 27.5%, to $16,462,000, compared to $22,701,000 for the same period of 2009. The decrease was primarily due to a decline in sales of disposable protective apparel to our former largest distributor. Alpha Pro Tech was informed in the first quarter of 2010 that this distributor had decided to launch its own, potentially competing, private label line of disposable protective apparel, and has made a business decision to transition away from selling Alpha Pro Tech's disposable garments to its own brand of apparel. Accordingly, we have decided to shift away from our former largest distributor as the sole distributor of our Critical Cover® protective apparel product line and to utilize a more diversified, broader, global distribution strategy. We have sold and continue to expect to sell our apparel line to our former largest distributor but at lower than current levels. This year's decrease was partially offset by increased sales to a broad base distribution network in particular to a major international supply chain partner with which we have achieved a preferred vendor status and from whom the Company received an award for Outstanding Sales Growth Results for 2010 in our category. Alpha Pro Tech is a repeat winner in this category, as the Company also won this award for our performance in 2009. Also from this major strategic channel partner, the Company received an award for Outstanding Delivery Quality for our aggregate service level performance in 2010. Alpha Pro Tech was also a finalist for Overall Supplier of the Year for 2010 across all categories. As compared to 2009, Alpha Pro Tech's sales to this same major strategic channel partner nearly doubled in 2010. As a result of our broader channel platform strategy that was launched in April of 2010, we believe that we will continue to see decreased sales from our former largest distributor, but we have aggressively grown other channels in our market space. We anticipate that this trend will continue going forward in 2011 and will be beneficial to the Company long term.

Building Supply segment sales for the twelve months ended December 31, 2010 increased by $4,090,000, or 26.8%, to $19,376,000, as compared to $15,286,000 for the same period of 2009. The segment increase of 26.8% was primarily due to a 40.4% increase in sales of REX™ Wrap housewrap and a 21.2% increase in sales of REX™ SynFelt synthetic roof underlayment. The sales mix of the Building Supply segment for the twelve months ended December 31, 2010 was 69% for synthetic roof underlayment and 31% for housewrap. This compared to 72% for synthetic roof underlayment and 28% for housewrap for the twelve months ended December 31, 2009.

Our REX™ SynFelt synthetic roof underlayment, we believe, is perceived as an industry leader in terms of quality and that as the market evolves from felt paper to synthetic roof underlayment, we are in a strong position to capitalize on significant growth opportunities. REX™ Wrap housewrap, our high-quality, multi-color printed housewrap, we believe, gives us a distinct competitive advantage in the marketplace and as a result, our market share is growing even during this weak building market and economic downturn. Discussions with potential and existing distributors have been very encouraging and we increased our Building Supply segment sales team in 2010 in anticipation of growth in the coming periods.

In addition to growth opportunities with existing products, we are also excited about the launch of our new REX™ Wrap Fortis housewrap; our ICC-ES approved non-perforated breathable housewrap. The non-perforated breathable housewrap market accounts for the majority of the total housewrap market, so our REX™ Wrap Fortis housewrap should increase our housewrap market share. Sales of the REX™ Wrap Fortis housewrap commenced in the fourth quarter of 2010 and should contribute to our growth in 2011 and beyond. We remain optimistic about the future of the Building Supply segment, as our distribution channel strategy continues to strengthen each quarter.

Infection Control segment sales for the twelve months ended December 31, 2010 decreased by $15,658,000, or 72.1%, to $6,052,000, compared to $21,710,000 for the same period of 2009. Mask sales were down by 76.9%, or $13,352,000, to $4,002,000, shield sales were down by 62.8%, or $2,386,000, to $1,416,000, and medical bed pad and pet bed sales were up by 14.5%, or $80,000, to $634,000, compared to the twelve months ended December 31, 2009.

The overall mask sales decrease for 2010 is primarily due to the surge in N-95 Particulate respirator face mask sales that commenced in the second quarter of 2009 due to concerns regarding an outbreak of the H1N1 Influenza A virus. The demand for the N-95 Particulate respirator face masks decreased significantly during 2010. Shield sales were down primarily due to approximately $1.3 million in shields being shipped in 2009 from a non-recurring shield order and also due to the H1N1 Influenza A pandemic in 2009.

Gross Profit. Gross profit decreased by $12,452,000, or 43.1%, to $16,422,000 for the twelve months ended December 31, 2010 from $28,874,000 for the same period in 2009. The gross profit margin was 39.2% for the twelve months ended December 31, 2010, compared to 48.4% for the same period of 2009.

Gross profit margin for 2010 was negatively affected by the change in product mix in which Building Supply segment sales, which have lower margins, increased as a percentage of total sales and Infection Control segment sales, which have higher margins, decreased as a percentage of total sales. Building Supply segment sales comprised 46.3% of total sales for the twelve months ended December 31, 2010, compared to 25.6% for the same period of 2009. Building Supply segment sales are expected to continue to grow as a percentage of total sales in the coming periods. Infection Control segment sales comprised 14.4% of total sales for the twelve months ended December 31, 2010, as compared to 36.4% for the same period of 2009, during which we experienced significant sales of our N-95 Particulate respirator face mask due to the H1N1 Influenza A pandemic.

Gross profit margin in the Disposable Protective Apparel segment was down in the last three quarters of 2010, as compared to the same period of 2009. Our gross profit in those quarters was affected by the higher cost of inventory acquired from alternative suppliers due to our strategy of increasing inventory levels to strengthen our position in the marketplace. We do not expect to incur these higher acquisition costs on a going forward basis, but it will take us into next year to turn this inventory.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $862,000, or 5.9%, to $13,839,000 for the twelve months ended December 31, 2010 from $14,701,000 for the twelve months ended December 31, 2009. As a percentage of net sales, selling, general and administrative expenses increased to 33.0% for the twelve months ended December 31, 2010 from 24.6% for the same period in 2009.

The decrease of $862,000 in expenses was primarily due to a $225,000 severance agreement for our previous Senior Vice President of Marketing, which was expensed during the first quarter of 2009, a decrease of $1,540,000 in executive bonuses, as discussed below, a decrease in industrial sales commissions of $200,000 and decreased general expenses of $42,000, partially offset by an increase in Building Supply segment expenses of $878,000, increased professional fees and public company expenses of $92,000, increased rent and utilities of $130,000 and increased industrial marketing expenses of $45,000. Although Building Supply segment expenses increased, as a percentage of sales they remained flat compared to last year

The Chief Executive Officer and President are each entitled to a bonus equal to 5% of the pre-tax profits of the Company, excluding bonus expense. The Chief Executive Officer and President voluntarily decided to forgo their bonuses for 2010. No executive bonuses were accrued for the twelve months ended December 31, 2010, as compared to $1,540,000 for the same period of 2009.

Depreciation and Amortization. Depreciation and amortization expense increased by $179,000, or 26.9%, to $844,000 for the twelve months ended December 31, 2010 from $665,000 for the same period in 2009. The increase for the year was primarily attributable to increased depreciation related to capital expenditures for the Building Supply segment.

Income from Operations. Income from operations decreased by $11,769,000, or 87.1%, to $1,739,000 for the twelve months ended December 31, 2010, as compared to income from operations of $13,508,000 for the twelve months ended December 31, 2009. The decrease in income from operations was due to a decrease in gross profit of $12,452,000 and an increase in depreciation and amortization of $179,000, partially offset by a decrease in selling, general and administrative expenses of $862,000.

Equity in Income of Unconsolidated Affiliates. For the twelve months ended December 31, 2010, we recorded equity in income of unconsolidated affiliates of $317,000, as compared to $333,000 for the same period of 2009.

Net Interest. For the twelve months ended December 31, 2010, net interest income was $25,000, compared to net interest income of $17,000 for the twelve months ended December 31, 2009. Interest income was $25,000 for both 2010 and 2009. Interest expense decreased to $0 for the twelve months ended December 31, 2010, compared to $8,000 for the same period of 2009.

Income before Provision for Income Taxes. Income before provision for income taxes for the twelve months ended December 31, 2010 was $2,081,000, compared to $13,858,000 for the twelve months ended December 31, 2009, representing a decrease of $11,777,000, or 85.0%. The decrease in income before provision for income taxes was due primarily to a decrease in income from operations of $11,769,000 and a decrease of $16,000 in equity in income of unconsolidated affiliates, partially offset by an increase in net interest income of $8,000.

Provision for Income Taxes. The provision for income taxes for the twelve months ended December 31, 2010 was $780,000, compared to $4,817,000 for the same period of 2009. The estimated effective tax rate was 37.5% for the twelve months ended December 31, 2010, compared to 34.8% for the same period in 2009. Management expects the effective tax rate to be in the 37% range going forward.

Net Income. Net income for the twelve months ended December 31, 2010 was $1,301,000, compared to net income of $9,041,000 for the twelve months ended December 31, 2009, a decrease of $7,740,000, or 85.6%. The net income decrease was primarily due to a decrease in income before provision for income taxes of $11,777,000, partially offset by a decrease in income taxes of $4,037,000. Net income as a percentage of sales for the twelve months ended December 31, 2010 and 2009 was 3.1% and 15.1%, respectively. Basic income per share for the years ended December 31, 2010 and 2009 was $0.06 and $0.40, respectively. Diluted income per share for the years ended December 31, 2010 and 2009 was $0.06 and $0.39, respectively.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2010, we had cash and cash equivalents of $5,316,000 and working capital of $29,829,000, representing an increase in working capital of 2.9%, or $835,000, since December 31, 2009. As of December 31, 2010, our current ratio was 39:1, compared to 6:1 as of December 31, 2009. Cash and cash equivalents decreased by 45.5%, or $4,437,000, to $5,316,000 as of December 31, 2010, compared to $9,753,000 as of December 31, 2009. The decrease in cash and cash equivalents was due to cash used in operating activities of $3,441,000 and cash used in investing activities of $1,143,000 for the aggregate purchase of property and equipment and intangible assets, offset by cash provided by financing activities of $147,000.

The decrease in cash and cash equivalents for the year ended December 31, 2010 was primarily due to an increase in our inventory levels by $4,224,000, a decrease in accounts payable of $2,476,000 and our pay down of accrued liabilities of approximately $2,436,000 primarily in the first quarter of 2010, partially offset by a decrease in accounts receivable of $4,777,000.

We have a $3,500,000 credit facility with Wells Fargo Bank, consisting of a line of credit with interest at prime plus 0.5%. As of December 31, 2010, the prime interest rate was 3.25%. This credit line was renewed in May 2009 and expires in May 2011. Our borrowing capacity on the line of credit was $3,500,000 as of December 31, 2010. The available line of credit is based on a formula of eligible accounts receivable and inventories. As of December 31, 2010, we did not have any borrowings under this credit facility.

Net cash used in operating activities was $3,441,000 for the twelve months ended December 31, 2010, compared to $7,543,000 net cash provided by operating activities for the twelve months ended December 31, 2009. The net cash used in operating activities of $3,441,000 for the twelve months ended December 31, 2010 was due to net income of $1,301,000, adjusted by the following: a decrease in amortization of share-based compensation expense to $193,000, proceeds from dividends from equity investments in unconsolidated affiliates of $77,000, an increase of depreciation and amortization to $844,000, a decrease in deferred income taxes of $253,000, an increase in equity in income of unconsolidated affiliates to $317,000, a decrease in accounts receivable of $4,777,000, an increase in inventory of $4,224,000, an increase in prepaid expenses and other current assets of $927,000 and a decrease in accounts payable and accrued liabilities of $4,912,000.

Accounts receivable decreased by $4,777,000, or 55.6%, to $3,816,000 as of December 31, 2010 from $8,593,000 as of December 31, 2009. The decrease in accounts receivable was primarily related to the decrease in sales relative to the fourth quarter of 2009. The number of days of sales outstanding as of December 31, 2010 was 33 days, compared to 53 days as of December 31, 2009.

Inventory increased by $4,224,000, or 32.3%, to $17,318,000 as of December 31, 2010 from $13,094,000 as of December 31, 2009. The increase was primary due to an increase in inventory for the Disposable Protective Apparel segment of $1,290,000, or 23.6%, to $6,758,000 as of December 31, 2010 due to our strategy of having a strong inventory position to compete in the marketplace. Inventory for the Infection Control segment increased by $547,000, or 13.4%, to $4,637,000 due to a stockpiling of N-95 Particulate respirator face masks. Although up year to date, both the Disposable Protective Apparel segment and Infection Control segment inventories were down from both June and September 2010. In addition, inventory for the Building Supply segment increased by $2,387,000, or 67.5%, to $5,923,000 as of December 31, 2010 as a result of our increased year to date and expected future sales.

Prepaid expenses and other current assets increased by $927,000, or 33.2%, to $3,719,000 as of December 31, 2010 from $2,792,000 as of December 31, 2009. The increase was primarily due to an increase in prepaid deposits on inventory from Asia and an increase in prepaid taxes.

Accounts payable and accrued liabilities as of December 31, 2010 decreased by $4,912,000, or 86.3%, to $783,000 from $5,695,000 as of December 31, 2009. The change was primarily due to a decrease in trade payables of $2,476,000 and a decrease in accrued liabilities of $2,436,000. Accrued liabilities for the twelve months ended December 31, 2010 decreased as follows: commission and bonus accrual decreased by $2,130,000, accrued rebates and other decreased by $273,000, accrued professional fees decreased by $17,000 and accrued payroll expenses decreased by $16,000.

Net cash used in investing activities was $1,143,000 for the year ended December 31, 2010, compared to net cash used in investing activities of $523,000 for the same period of 2009. Our investing activities for the year ended December 31, 2010 consisted primarily of expenditures for property and equipment of $1,134,000 and the purchase of intangible assets of $9,000, compared to $537,000 and $11,000, respectively, for the same period of 2009. The expenditures for property and equipment in 2010 were primarily for equipment for the Disposable Protective Apparel and Infection Control segments and to a lesser extent the Building Supply segment.

Net cash provided by financing activities was $147,000 for the year ended December 31, 2010, compared to net cash used in financing activities of $1,845,000 for the same period of 2009. Our net cash provided by financing activities for the year ended December 31, 2010 was due to the proceeds of $6,000 from the exercise of stock options, income tax benefit from stock options exercised of $5,000 and the excess tax benefit related to share-based compensation of $136,000. Our net cash used in financing activities for the year ended December 31, 2009 was primarily due to the repurchase of $2,109,000 of common stock, partially offset by $194,000 in proceeds from the exercise of stock options and the income tax benefit from stock options exercised of $70,000.

In February 2010, the Company announced an expansion of $2.0 million to its existing stock repurchase plan. As of December 31, 2010, we had $2,862,000 available for additional stock purchases under our repurchase program. We did not repurchase any shares of common stock in 2010. As of December 31, 2010, we had repurchased a total of 6,193,800 shares of common stock at a cost of $7,658,000 through our repurchase program. We retire all stock repurchases upon repurchase. Future repurchases are expected to be funded from cash on hand and cash flows from operations.

We believe that cash generated from operations, our current cash balance and the funds available under our credit facility will be sufficient to satisfy our projected working capital and planned capital expenditures for the foreseeable future.

New Accounting Standards

In the third quarter of 2009, the Company adopted the FASB ASC. The ASC is the single official source of authoritative, nongovernmental GAAP, other than guidance issued by the SEC. The adoption of the ASC did not have a significant impact on the consolidated financial statements included elsewhere in this report.

FASB ASC 810, *Consolidation*, ("ASC 810"), eliminates a required quantitative approach to determine whether a variable interest gives an entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis. This guidance was effective for the Company beginning in the first quarter of fiscal year 2010. The application of ASC 810 did not have a significant impact on the consolidated earnings nor the consolidated financial position for the periods presented.

In December 2009, the FASB issued Accounting Standards Update No. 2009-17 ("ASU No. 2009-17"), *Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.* The amendments in ASU No. 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in ASU No. 2009-17 also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The application of ASU No. 2009-17 did not have a significant impact on the consolidated earnings nor the consolidated financial position for the periods presented.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 ("ASU No. 2010-06"), *Improving Disclosures About Fair Value Measurements.* The amendments in ASU No. 2010-06 require separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and reasons for the transfers and separate presentation of information about purchases, sales, issuances, and settlements in the reconciliation for Level 3 fair value measurements. Additionally, ASU No. 2010-06 clarifies existing disclosures regarding level of disaggregation and inputs and valuation techniques. The new disclosures and clarifications of existing disclosures under ASU No. 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years ending after December 15, 2010 and for interim periods within those fiscal years. The adoption of the disclosure requirements did not have a significant impact on the Company's consolidated earnings nor the consolidated financial position for the periods presented.

In April 2010, the FASB issued Accounting Standards Update No. 2010-13 ("ASU No. 2010-13"), *Compensation (Topic 718)*: *Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades – a consensus of the FASB Emerging Issues Task Force.* The amendments in ASU No. 2010-13 address the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The application of ASU No. 2010-13 did not have a significant impact on the consolidated earnings nor the consolidated financial position for the periods presented.

In December 2010, the FASB issued Accounting Standards Update No. 2010-28 ("ASU No. 2010-28), *Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*, which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The amendments in ASU No. 2010-28 are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Upon adoption of the amendments, any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings. The Company does not expect the adoption of this guidance to have a significant impact on the consolidated earnings nor the consolidated financial position of the Company.

We periodically review new accounting standards that are issued. Although some of these accounting standards may be applicable to us, we have not identified any other new standards that we believe merit further discussion, and we expect that none would have a significant impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We subcontract the manufacture of products in China and, to a lesser extent in Mexico, and have a joint venture in India. In addition, our principal executive office, with 20 employees, is located in Canada. We do not believe that we have a material foreign currency exposure due to the fact that our purchase agreements with companies in China, India and Mexico are settled in United States of America ("U.S.") dollars. In addition, all sales transactions are in U.S. dollars. In Canada, our foreign currency exposure is not material due to the fact that we do not conduct manufacturing operations in Canada but is limited to payroll expenses in the Canadian branch office.

We do not expect any significant effect on our consolidated results of operations from inflation or interest or currency rate fluctuations. We do not hedge our interest rate or foreign exchange risks.

Item 8. Financial Statements and Supplementary Data.

Alpha Pro Tech, Ltd.

Index to Consolidated Financial Statements

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we assessed, as of December 31, 2010, the effectiveness of our internal control over financial reporting. This assessment was based on criteria established in accordance with the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Alpha Pro Tech, Ltd.

We have audited the accompanying consolidated balance sheets of Alpha Pro Tech, Ltd. and its subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the index to the consolidated financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alpha Pro Tech, Ltd. and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. In addition, in our opinion, the financial statement schedule listed in the index to the consolidated financial statements, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ Mayer Hoffman McCann P.C.

Salt Lake City, Utah
March 16, 2011

Alpha Pro Tech, Ltd.

Consolidated Balance Sheets

	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 5,316,000	$ 9,753,000
Accounts receivable, net of allowance for doubtful accounts of $77,000 and $65,000 at December 31, 2010 and 2009, respectively	3,816,000	8,593,000
Inventories	17,318,000	13,094,000
Prepaid expenses and other current assets	3,719,000	2,792,000
Deferred income taxes	443,000	457,000
Total current assets	30,612,000	34,689,000
Property and equipment, net	4,162,000	3,843,000
Goodwill	55,000	55,000
Intangible assets, net	164,000	184,000
Equity investments in and advances to unconsolidated affiliates	1,941,000	1,701,000
Total assets	$ 36,934,000	$ 40,472,000
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 487,000	$ 2,963,000
Accrued liabilities	296,000	2,732,000
Total current liabilities	783,000	5,695,000
Deferred income taxes	639,000	906,000
Total liabilities	1,422,000	6,601,000
Shareholders' equity:		
Common stock, $.01 par value, 50,000,000 shares authorized, 22,424,285 and 22,419,285 issued and outstanding at December 31, 2010 and 2009, respectively	224,000	224,000
Additional paid-in capital	23,504,000	23,164,000
Retained earnings	11,784,000	10,483,000
Total shareholders' equity	35,512,000	33,871,000
Total liabilities and shareholders' equity	$ 36,934,000	$ 40,472,000

The accompanying notes are an integral part of these consolidated financial statements.

Alpha Pro Tech, Ltd.

Consolidated Income Statements

	Year Ended December 31,	
	2010	2009
Net sales	$ 41,890,000	$ 59,697,000
Cost of goods sold, excluding depreciation and amortization shown below	25,468,000	30,823,000
Gross profit	16,422,000	28,874,000
Expenses:		
Selling, general and administrative	13,839,000	14,701,000
Depreciation and amortization	844,000	665,000
Income from operations	1,739,000	13,508,000
Other income:		
Equity in income of unconsolidated affiliates	317,000	333,000
Interest, net	25,000	17,000
Income before provision for income taxes	2,081,000	13,858,000
Provision for income taxes	780,000	4,817,000
Net income	$ 1,301,000	$ 9,041,000
Basic income per share	$ 0.06	$ 0.40
Diluted income per share	$ 0.06	$ 0.39
Basic weighted average shares outstanding	22,424,038	22,808,099
Diluted weighted average shares outstanding	22,685,154	23,445,564

The accompanying notes are an integral part of these consolidated financial statements.

Alpha Pro Tech, Ltd.

Consolidated Statements of Shareholders' Equity

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2009	23,850,855	$ 239,000	$ 24,785,000	$ 1,442,000	$ 26,466,000
Options exercised	123,330	1,000	193,000	-	194,000
Common stock repurchased & retired	(1,554,900)	(16,000)	(2,093,000)	-	(2,109,000)
Income tax benefit from stock options exercised	-	-	70,000	-	70,000
Share based compensation expense	-	-	209,000	-	209,000
Net income	-	-	-	9,041,000	9,041,000
Balance at December 31, 2009	22,419,285	$ 224,000	$ 23,164,000	$ 10,483,000	$ 33,871,000
Options exercised	5,000	-	6,000	-	6,000
Common stock repurchased & retired	-	-	-	-	-
Income tax benefit from stock options exercised	-	-	5,000	-	5,000
Excess tax benefit related to share-based compensation	-	-	136,000	-	- 136,000
Share based compensation expense	-	-	193,000	-	193,000
Net income	-	-	-	1,301,000	1,301,000
Balance at December 31, 2010	22,424,285	$224,000	$23,504,000	$11,784,000	$35,512,000

The accompanying notes are an integral part of these consolidated financial statements.

Alpha Pro Tech, Ltd.

Consolidated Statements of Cash Flows

	Year Ended December 31,	
	2010	2009
Cash Flows From Operating Activities:		
Net income	$ 1,301,000	$ 9,041,000
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:		
Share-based compensation expenses	193,000	209,000
Proceeds from dividends from equity investments in unconsolidated affiliates	77,000	-
Depreciation and amortization	844,000	665,000
Equity in income of unconsolidated affiliates	(317,000)	(333,000)
Deferred income taxes	(253,000)	140,000
Changes in assets and liabilities:		
Accounts receivable, net	4,777,000	(3,502,000)
Inventories	(4,224,000)	(1,037,000)
Prepaid expenses and other current assets	(927,000)	(1,452,000)
Accounts payable and accrued liabilities	(4,912,000)	3,812,000
Net cash provided by /(used in) operating activities	(3,441,000)	7,543,000
Cash Flows From Investing Activities:		
Repayments of advances to unconsolidated affiliates	-	25,000
Purchase of property and equipment	(1,134,000)	(537,000)
Purchase of intangible assets	(9,000)	(11,000)
Net cash used in investing activities	(1,143,000)	(523,000)
Cash Flows From Financing Activities:		
Proceeds from exercise of stock options	6,000	194,000
Payments for the repurchase of common stock	-	(2,109,000)
Income tax benefit from stock options exercised	5,000	70,000
Excess tax benefit related to share-based compensation	136,000	-
Net cash provided by (used in) financing activities	147,000	(1,845,000)
Changes in cash and cash equivalents	(4,437,000)	5,175,000
Cash and cash equivalents, beginning of period	9,753,000	4,578,000
Cash and cash equivalents, end of period	$5,316,000	$9,753,000
Supplemental disclosure of cash flow information:		
Cash paid for interest	$0	$2,000
Cash paid for income taxes	$1,365,000	$4,614,000

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

Alpha Pro Tech, Ltd. ("Alpha Pro Tech" or the "Company") is in the business of protecting people, products and environments. The Company accomplishes this by developing, manufacturing and marketing a line of disposable protective apparel for the cleanroom, industrial and pharmaceutical markets, a line of building supply products for the new home and re-roofing markets and a line of infection control products for the medical and dental markets.

The Disposable Protective Apparel segment consists of a complete line of shoecovers, bouffant caps, coveralls, gowns, frocks and lab coats.

The Building Supply segment consists of a line of construction weatherization products such as housewrap and synthetic roof underlayment.

The Infection Control segment consists of a line of face masks, eye shields and medical bed pads, as well as a line of pet beds.

The Company's products are sold under the "Alpha Pro Tech" brand name, as well as under private label, and are predominantly sold in the United States of America ("U.S.").

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary, Alpha Pro Tech, Inc. ("APT"), as well as APT's wholly-owned subsidiary, Alpha ProTech Engineered Products, Inc. All significant intercompany accounts and transactions have been eliminated.

Events that occurred after December 31, 2010 through the date on which these consolidated financial statements have been filed with the Securities and Exchange Commission ("SEC") were considered in the preparation of these consolidated financial statements.

Periods Presented

The Company qualified as a smaller reporting company at the measurement date for determining such qualification during 2010. According to the disclosure requirements for smaller reporting companies, the Company has included in these consolidated financial statements a consolidated balance sheet as of the end of the two most recent fiscal years and consolidated statements of income, shareholders' equity, and cash flows for each of the two fiscal years preceding the date of the most recent balance sheet.

Cash Equivalents

The Company considers all highly liquid instruments with a remaining maturity date of three months or less at the date of purchase to be cash equivalents

Accounts Receivable

Accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. The Company determines the allowance based upon historical write-off experience and known conditions about customers' current ability to pay. Account balances are charged against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories include freight-in, materials, labor and overhead costs and are stated at the lower of cost (computed on a standard cost basis, which approximates average cost) or market. Provision is made for slow-moving, obsolete or unusable inventory. The Company assesses inventory for estimated obsolescence or unmarketable inventory and writes down the difference between the cost of inventory and the estimated market value based upon assumptions about future sales and supply on-hand.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization and is depreciated or amortized using the straight-line method over the shorter of the respective useful lives of the assets or the related lease terms as follows:

Buildings	25 years
Machinery and equipment	5-15 years
Office furniture and equipment	2-7 years
Leasehold improvements	4-5 years

Expenditures for renewals and betterments are capitalized, whereas costs of maintenance and repairs are charged to operations in the period incurred.

Goodwill and Intangible Assets

The Company accounts for goodwill and intangible assets in accordance with the Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("FASB ASC", "ASC" or "Codification") 350, *Intangibles – Goodwill and Other*, ("ASC 350"). ASC 350 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. As prescribed by ASC 350, goodwill is not amortized, but rather is tested annually for impairment (Note 5). ASC 350 also prescribes that intangible assets with finite lives be amortized over their useful lives (Note 5). The Company's patents and trademarks are recorded at cost and are amortized using the straight-line method over their estimated useful lives of 5-17 years.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If it is determined that the undiscounted future net cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized for the excess of the carrying value over the fair value of the asset. The Company believes that the future net cash flows to be received from its long-lived assets exceed the assets' carrying values, and accordingly, the Company has not recognized any impairment losses during the years ended December 31, 2010 and 2009.

Revenue Recognition

For sales transactions, the Company complies with the provisions of SEC's Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition,* which states that revenue should be recognized when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) title transfers and the customer assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. These criteria are satisfied upon shipment of product and revenues are recognized accordingly.

Sales are reduced for any anticipated sales returns, rebates and allowances based on historical data.

Shipping and Handling Costs

The costs of shipping products to distributors are classified in cost of goods sold.

Stock Based Compensation

The Company maintains a stock option plan under which the Company may grant incentive stock options and non-qualified stock options to employees and non-employee directors. Stock options have been granted with exercise prices at or above the fair market value of the underlying shares of common stock on the date of grant. Options vest and expire according to terms established at the grant date.

The Company accounts for stock based awards in accordance with FASB ASC 718, *Stock Compensation*, ("ASC 718"). ASC 718 requires companies to record compensation expense for the value of all outstanding and unvested share-based payments, including employee stock options and similar awards.

For the years ended December 31, 2010 and 2009 there were 995,000 and 0 stock options granted, respectively, under the option plan. The Company recognized $193,000, and $209,000 in share-based compensation expense in its consolidated financial statements for the years ended December 31, 2010 and 2009, respectively, related to previously issued options. The Company recognized a tax benefit related to share-based compensation awards of $5,000 and $70,000 for the years ended December 31, 2010 and 2009, respectively.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, ("ASC 740"). ASC 740 requires an asset and liability approach for accounting for income taxes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not such assets will be realized. The Company's policy is to classify any interest and penalties assessed by the Internal Revenue Service as a component of the provision for income taxes. Additionally, the Company presents taxes assessed by governmental authorities on revenue-producing activities (i.e. sales tax) on a net basis in the accompanying consolidated income statements.

The Company adopted FASB ASC 740-10-25-16, *Income Taxes,* ("ASC 740-10-25-16"), related to accounting for uncertain tax positions on January 1, 2007. The Company recognized no additional liability or reduction in deferred tax asset for uncertain tax benefits. The Company has evaluated the tax contingencies in accordance with ASC 740-10-25-16. At December 31, 2010 and 2009, the Company did not have any uncertain tax positions.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and in various states and foreign jurisdictions. The Company is no longer subject to U.S. federal, state and local, income tax examination by tax authorities for years before 2006. The Company is not currently under examination in any of its jurisdictions in which it operates.

Net Income Per Share

The following table provides a reconciliation of both net income and the number of shares used in the computations of "basic" earnings per share ("EPS"), which utilizes the weighted average number of shares outstanding without regard to potential shares, and "diluted" EPS, which includes all such dilutive shares for the years ended December 31, 2010 and 2009, respectively.

	Year Ended December 31,	
	2010	**2009**
Net income (Numerator)	$ 1,301,000	$ 9,041,000
Shares (Denominator):		
Basic weighted average shares outstanding	22,424,038	22,808,099
Add: Dilutive effect of stock options	261,116	637,465
Diluted weighted average shares outstanding	22,685,154	23,445,564
Net income per share:		
Basic	$ 0.06	$ 0.40
Diluted	$ 0.06	$ 0.39

Translation of Foreign Currencies

Transactions in foreign currencies during the reporting periods are translated into U.S. dollars at the exchange rate prevailing at the transaction date. Monetary assets and liabilities in foreign currencies at each period end are translated at the exchange rate in effect at that date. Transaction gains or losses on foreign currencies are reflected in selling, general and administrative expenses for the periods presented and were not material for the years ended December 31, 2010 and 2009.

The Company does not have a material foreign currency exposure due to the fact that all purchase agreements with companies in Asia and Mexico are in U.S. dollars. In addition, all sales transactions are in U.S. dollars. The Company's only foreign currency exposure is with its Canadian branch office. The foreign currency exposure is not material due to the fact that the Company does not manufacture in Canada. The exposure primarily relates to payroll expenses in its administrative branch office in Canada.

Research and Development

Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Such costs were not material for the years ended December 31, 2010 and 2009.

Advertising

The Company expenses advertising costs as incurred. These costs are included in selling, general and administrative expenses. Such costs were $75,000 and $43,000 for the years ended December 31, 2010 and 2009, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures*, ("ASC 820"), establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007.

On a quarterly basis, the Company measures at fair value certain financial assets. ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's own assumptions. The following fair value hierarchy prioritizes the inputs into three broad levels:

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value. The fair value of the Company's financial assets at December 31, 2010 and 2009 was determined using the following levels of inputs:

- Level 1—Quoted prices for identical instruments in active markets;
- Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and
- Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

	Fair Value Measurements as of December 31,			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash equivalents - money market fund - 2010	$1,911,000	$1,911,000	-	-
Cash equivalents - money market fund - 2009	$1,972,000	$1,972,000	-	-

The fair value for the money market fund, classified as Level 1, was obtained from a quoted market price.

The fair value of accounts receivable and accounts payable approximate their respective book values at December 31, 2010 and 2009.

New Accounting Standards

In the third quarter of 2009, the Company adopted the FASB ASC. The ASC is the single official source of authoritative, nongovernmental GAAP, other than guidance issued by the SEC. The adoption of the ASC did not have any impact on the consolidated financial statements included elsewhere in this report.

FASB ASC 810, *Consolidation*, ("ASC 810"), eliminates a required quantitative approach to determine whether a variable interest gives an entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis. This guidance was effective for the Company beginning in the first quarter of fiscal year 2010. The application of ASC 810 did not have a significant impact on the consolidated earnings nor the consolidated financial position for the periods presented.

In December 2009, the FASB issued Accounting Standards Update No. 2009-17 ("ASU No. 2009-17"), *Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*. The amendments in ASU No. 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in ASU No. 2009-17 also require additional disclosures about an reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The application of ASU No. 2009-17 did not have a significant impact on the consolidated earnings nor the consolidated financial position for the periods presented.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 ("ASU No. 2010-06"), *Improving Disclosures About Fair Value Measurements*. The amendments in ASU No. 2010-06 require separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and reasons for the transfers and separate presentation of information about purchases, sales, issuances, and settlements in the reconciliation for Level 3 fair value measurements. Additionally, ASU No. 2010-06 clarifies existing disclosures regarding level of disaggregation and inputs and valuation techniques. The new disclosures and clarifications of existing disclosures under ASU No. 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years ending after December 15, 2010 and for interim periods within those fiscal years. The adoption of the disclosure requirements did not have a significant impact on the Company's consolidated earnings nor the consolidated financial position for the periods presented.

In April 2010, the FASB issued Accounting Standards Update No. 2010-13 ("ASU No. 2010-13"), *Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades – a consensus of the FASB Emerging Issues Task Force*. The amendments in ASU No. 2010-13 address the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The application of ASU No. 2010-13 did not have a significant impact on the consolidated earnings nor the consolidated financial position for the periods presented.

In December 2010, the FASB issued Accounting Standards Update No. 2010-28 ("ASU No. 2010-28), *Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*, which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The amendments in ASU No. 2010-28 are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Upon adoption of the amendments, any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings. The Company does not expect the adoption of this guidance to have a significant impact on the consolidated earnings nor the consolidated financial position of the Company.

3. Inventories

Inventories consist of the following:

	December 31, 2010	December 31, 2009
Raw materials	$ 8,536,000	$ 9,831,000
Work in process	1,797,000	586,000
Finished goods	6,985,000	2,677,000
	$ 17,318,000	$ 13,094,000

4. Property and Equipment

Property and equipment consist of the following:

	December 31, 2010	December 31, 2009
Buildings	$ 355,000	$ 355,000
Machinery and equipment	8,847,000	7,962,000
Office furniture and equipment	948,000	858,000
Leasehold improvements	477,000	318,000
	10,627,000	9,493,000
Less accumulated depreciation	(6,465,000)	(5,650,000)
	$ 4,162,000	$ 3,843,000

Depreciation of property and equipment was $816,000 and $636,000 for the years ended December 31, 2010 and 2009, respectively.

5. Goodwill and Intangible Assets

In accordance with FASB ASC 350, *Intangibles – Goodwill and Other*, management evaluates goodwill impairment on an annual basis, and no impairment charge was identified during the years presented

Intangible assets, consisting of patents and trademarks, are amortized over their useful lives. Intangible assets consist of the following:

	2010				2009			
	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and Trademarks	7.0	$470,000	($306,000)	$164,000	8.0	$462,000	($278,000)	$184,000

Amortization of intangible assets was $28,000 and $29,000 for the years ended December 31, 2010 and 2009, respectively.

Estimated future amortization expense related to intangible assets subject to amortization is as follows:

Year ending December 31,	
2011	$ 29,000
2012	29,000
2013	25,000
2014	20,000
2015	20,000
Thereafter	41,000
	$ 164,000

6. Investment in and Advances to Unconsolidated Affiliates

In 2005, Alpha ProTech Engineered Products, Inc. (a subsidiary of Alpha Pro Tech, Ltd.) entered into a joint venture with a manufacturer in India for the production of building products. Under the terms of the joint venture agreement, a private company, Harmony Plastics Private Limited ("Harmony"), was created with ownership interests of 41.66% by Alpha ProTech Engineered Products, Inc. and 58.34% by Maple Industries and Associates. Alpha ProTech Engineered Products, Inc. contributed $508,000 for share capital, and Maple Industries and Associates contributed $708,000.

This joint venture positions Alpha ProTech Engineered Products, Inc. to respond to current and expected increased product demand for housewrap and synthetic roofing underlayment and provides future capacity for sales of specialty roofing component products and custom products for industrial applications requiring high quality extrusion coated fabrics. In addition, the joint venture now supplies products for the Disposable Protective Apparel segment.

The capital from the initial funding, along with a bank loan, which is guaranteed exclusively by the individual shareholders of Maple Industries and Associates and collateralized by the assets of Harmony, were utilized to purchase an existing 33,000 square foot manufacturing facility in India. This facility includes manufacturing equipment necessary to produce coated material and to sew proprietary disposable protective apparel. This facility experienced a 38,500 square foot addition in mid-2010, bringing it to a total of 71,500 square feet. Also in 2005, Harmony built a 60,000 square foot facility in India for the manufacturing of housewrap and synthetic roof underlayment. Two additions have been made to this building: one was a 20,000 square foot addition in late 2009 and the other was a 22,000 square foot addition in mid-2010, for a total of 102,000 square feet. During the latter part of 2010, Harmony also added a new 16,000 square foot facility that sews proprietary disposable protective apparel. All additions have been financed by Harmony with no guarantees from Alpha Pro Tech.

The Company is subject to the provisions of FASB ASC 810, *Consolidation* ("ASC 810"), which defines the criteria by which the Company determines the proper accounting for its investments in related entities. Specifically, ASC 810 requires the Company to assess whether or not related entities are variable interest entities ("VIEs"), as defined. For those related entities that qualify as VIEs, ASC 810 requires the Company to determine whether or not the Company is the primary beneficiary of the VIE, and, if so, to consolidate the VIE.

The Company has determined that Harmony is not a VIE and is, therefore, considered to be an unconsolidated affiliate.

The Company records its investment in Harmony as "Equity investments in and advances to unconsolidated affiliates" on the accompanying Consolidated Balance Sheets. The Company records its equity interest in Harmony's results of operations as "Equity in income of unconsolidated affiliates" on the accompanying Consolidated Income Statements.

The Company reviews annually its investment in Harmony for impairment in accordance with FASB ASC 323, *Investments – Equity Method and Joint Ventures* ("ASC 323"). ASC 323 requires recognition of a loss when the decline in an investment is other-than-temporary. In determining whether the decline is other-than-temporary, the Company considers the nature of the industry in which Harmony operates, its historical performance, its performance in relation to its peers and the current economic environment. The Company has concluded that no impairment was required for the year ended December 31, 2010.

Alpha ProTech Engineered Products, Inc. initially invested $1,450,000 in the joint venture: $508,000 for share capital and $942,000 as a long term advance for materials. Fifty percent of the $942,000 long term advance for materials is to be repaid over a six year term that commenced in July 2006, and the balance is to be paid in the seventh year. As of December 31, 2010, Harmony has repaid a total of $525,000, leaving a balance of $417,000. Interest of 3.5% is to be paid annually on this advance, and the Company had an interest receivable of $15,000 as of December 31, 2010 related to the agreement.

For the years ended December 31, 2010 and 2009, Alpha Pro Tech purchased $12,804,000 and $5,928,000 of inventory, respectively, from Harmony. For the years ended December 31, 2010 and 2009, the Company recorded equity income in unconsolidated affiliates of $317,000 and $333,000, respectively. As of December 31, 2010, the Company's investment in Harmony is $1,941,000, which consists of its original $1,450,000 investment and cumulative equity in income of unconsolidated affiliates of $1,093,000, less $525,000 in repayments of the advance and payment of $77,000 in dividends.

7. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31, 2010	December 31, 2009
Payroll expenses	$ 115,000	$ 131,000
Bonuses payable	48,000	2,178,000
Accrued professional fees	133,000	150,000
Accrued rebates and other	-	273,000
	$ 296,000	$ 2,732,000

The Chief Executive Officer and President are each entitled to a bonus equal to 5% of the pre-tax profits of the Company, excluding bonus expense. The Chief Executive Officer and President have voluntarily decided to forgo their bonuses for 2010. Therefore, no executive bonuses were accrued for the year ended December 31, 2010

8. Notes Payable

The Company maintains a credit facility with Wells Fargo Bank that expires in May 2011. Pursuant to the terms of the credit facility, the Company has a line of credit for up to $3,500,000 based on eligible accounts receivable and inventories. The Company's borrowing capacity on the line of credit was $3,500,000 at December 31, 2010. The credit facility bears interest at prime plus 0.5% (prime rate was 3.25% at December 31, 2010 and 2009) and is collateralized by accounts receivable, inventories, trademarks, patents and property and equipment. Under the terms of the facility, the Company pays a 0.6% unused loan fee annually, which is paid quarterly.

As of December 31, 2010, the Company had no outstanding balance on the line of credit and no other debt.

9. Shareholders' Equity

Repurchase Program

As of December 31, 2009 the Company had $862,000 available for additional purchases under its share repurchase program. On February 8, 2010, the Board of Directors authorized the repurchase of up to an additional $2,000,000 of the Company's outstanding common stock. During the year ended December 31, 2010, the Company did not repurchase or retire any common stock. During the year ended December 31, 2009, the Company repurchased and retired 1,554,900 shares of its common stock for $2,109,000. As of December 31, 2010, the Company had $2,862,000 available to repurchase under the repurchase plan.

Option Activity

The 2004 Stock Option Plan (the "2004 Plan") is an equity compensation plan that provides for grants of both incentive stock options and non-qualified stock options to eligible individuals. The 2004 Plan is intended to recognize the contributions made to the Company by key employees of the Company and its subsidiaries and affiliated companies, provide key employees with additional incentive to devote themselves to the future success of the Company and improve the ability of the Company to attract, retain and motivate individuals. The 2004 Plan also is intended as an additional incentive to certain members of the Board of Directors of the Company to continue to serve on the Board of Directors and to devote themselves to the future success of the Company.

Under the 2004 Plan, 2,500,000 shares were initially available for grant. In light of the Company's continued growth, the Board of Directors recommended to the shareholders at the 2010 Annual Meeting of Shareholders, and the shareholders approved, an amendment to the 2004 Plan to increase the number of shares available for issuance by an additional 2,500,000 shares of Common Stock, such that the 2004 Plan now provides for a total of 5,000,000 shares eligible for issuance.

Under the 2004 Plan, approximately 3,050,000 options have been granted as of December 31, 2010. Under the 2004 Plan, option grants have a three year vesting period and since 2005 expire no later than the fifth anniversary from the date of grant, in 2004 and 2005 options granted had an expiration date of 10 years after the date of grant. The exercise price of the options is determined based on the fair value of the stock on the date of grant.

The following table summarizes option activity for the two years ended December 31, 2010 and 2009:

	Shares	Weighted Average Exercise Price Per Option
Options outstanding, January 1, 2009	1,870,000	$1.56
Granted to employees and non-employee directors	-	-
Exercised	(123,000)	$1.57
Canceled/Expired/Forfeited	(175,000)	$1.62
Options outstanding, December 31, 2009	1,572,000	$1.56
Granted to employees and non-employee directors	995,000	$1.60
Exercised	(5,000)	$1.23
Canceled/Expired/Forfeited	(20,000)	$1.51
Options outstanding, December 31, 2010	2,542,000	$1.57
Options exercisable, December 31, 2010	1,392,000	$1.60

Stock options to purchase 2,542,000 and 1,572,000 shares of common stock were outstanding at December 31, 2010 and 2009, respectively. As of December 31, 2010, 261,116 incremental shares were included in the computation of diluted earnings per share because the exercise prices of those stock options were less than the average share price of the Company's common stock for the year and, therefore, the effect was dilutive. As of December 31, 2009 all outstanding stock options were included in the computation of diluted earnings per share because the exercise prices of the stock options were less than the average share price of the Company's common stock and, therefore, the effect was dilutive.

The Company used the Black-Scholes-Merton option pricing model to value its options. Prior to 2008, the Company used the simplified method as discussed in SAB No. 107, *Share-Based Payment,* for estimating the expected life of the options. For options granted during and after 2008, the Company used historical data to estimate the expected life of the options because it felt that enough historical data existed to do so. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on historical volatility of the expected life in years. The Company uses an estimated dividend payout ratio of zero, as the Company has not paid dividends in the past and does not expect to do so in the near future.

The fair value of the share-based payment awards were estimated using the Black-Scholes-Merton option pricing method with the following assumptions and weighted average fair values:

	Stock Options (1) For the Year Ended December 31, 2010	2009
Exercise price	$1.60	-
Risk-free interest rate	1.49%	-
Expected volatility	52.00%	-
Expected life in years	4.3	-
Black-Scholes fair value	$0.68	-

(1) The fair value calculation was based on the stock options granted during the period.

The following table summarizes information about stock options as of December 31, 2010:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
$1.10-$1.98	2,542,000	$1.57	3.17	$522,000	1,392,000	$1.60	2.18	$249,000

The intrinsic value is the amount by which the market value of the underlying common stock exceeds the exercise price of the respective stock option. The aggregate intrinsic value of stock options exercised during the twelve months ended December 31, 2010 and 2009 was $3,000 and $364,000, respectively. The aggregate intrinsic value of stock options granted during the twelve months ended December 31, 2010 and 2009 was $176,000 and $0, respectively.

As of December 31, 2010, $644,000 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average remaining period of 2.42 years. Cash received from options exercised for the twelve months ended December 31, 2010 was $6,000, as 5,000 options were exercised.

10. Income Taxes

The provision for income taxes consists of the following:

	Year ended December 31, 2010	2009
Current	$ 1,033,000	$ 4,591,000
Deferred	(253,000)	226,000
	$ 780,000	$ 4,817,000

Deferred tax assets (liabilities) are comprised of the following:

	December 31,	
	2010	2009
Deferred tax assets:		
Foreign tax credits	$ 105,000	$ -
Temporary differences:		
Inventory reserve	158,000	145,000
Intangible assets	9,000	16,000
State income taxes	8,000	18,000
Accrued expenses and inventory	300,000	278,000
Gross deferred tax assets	580,000	457,000
Deferred tax liabilities:		
Temporary differences:		
Property and equipment	(753,000)	(860,000)
State income taxes	(23,000)	(46,000)
Gross deferred tax liabilities	(776,000)	(906,000)
Net deferred tax liability	$ (196,000)	$ (449,000)

The provision for income taxes differs from the amount that would be obtained by applying the United States statutory rate to income before income taxes as a result of the following:

	Year ended December 31,	
	2010	2009
Income taxes based on U.S. statutory rate of 34%	$ 708,000	$ 4,711,000
Non-deductible meals and entertainment	6,000	7,000
Domestic manufacturer's deduction	(44,000)	(157,000)
Foreign taxes	-	-
State taxes	38,000	268,000
Other	72,000	(12,000)
	$ 780,000	$ 4,817,000

11. Lease Commitments

The Company leases its facilities under non-cancelable operating leases expiring through April 30, 2020. The following summarizes future minimum lease payments required under non-cancelable operating leases:

Year Ending December 31,	Operating Leases
2011	$ 958,000
2012	637,000
2013	548,000
2014	432,000
2015	432,000
Thereafter	1,872,000
Future minimum lease payments	$ 4,879,000

Total rent expense under operating leases for the years ended December 31, 2010 and 2009 was $1,054,000 and $765,000, respectively.

12. Employee Benefit Plans

401(k) Plan: The Company has a 401(k) defined contribution profit sharing plan. Under the plan, employees may contribute up to 12% of their gross earnings subject to certain limitations. The Company contributes an additional 0.5% of gross earnings for those employees contributing 1% of their gross earnings and contributes an additional 1% of gross earnings for those employees contributing 2% to 12% of their gross earnings. The Company contributions become fully vested after five years. The amounts contributed to the plan by the Company were $35,000 and $34,000 for the years ended December 31, 2010 and 2009, respectively.

The Company does not have any other significant pension, profit sharing or similar plans established for its employees; however, the Chief Executive Officer and President are each entitled to a bonus equal to 5% of the pre-tax profits of the Company, excluding bonus expense. Executive bonuses of $0 and $1,540,000 were accrued for the years ended December 31, 2010 and 2009, respectively.

13. Activity of Business Segments

The Company operates through three segments:

Disposable Protective Apparel: consisting of a complete line of disposable protective clothing such as shoecovers (including the Aqua Trak® and spunbond shoecovers), bouffant caps, coveralls, frocks, lab coats, gowns and hoods, for the pharmaceutical, cleanroom, industrial and medical markets.

Building Supply (formerly known as Engineered Products): consisting of a line of construction supply weatherization products. The construction supply weatherization products consist of housewrap and synthetic roof underlayment. Of note, the Company's equity in income of unconsolidated affiliates (Harmony) is included in the total segment income for Building Supply in the table below.

Infection Control: consisting of face masks, eye shields principally for the medical, dental and industrial markets, as well as medical bed pads and a line of pet beds. Previously, the line of medical bed pads and pet beds were reported as a separate segment under the name of Extended Care. Because management is now looking at the Extended Care segment in conjunction with the Infection Control segment, and since the majority of the Extended Care revenue is now generated from the medical bed pads, as of the first quarter of 2009, these products are consolidated into the Infection Control segment. All numbers have been updated to reflect the updated segmentation.

The accounting policies of the segments are the same as those described previously under Summary of Significant Accounting Policies (Note 2). Segment data excludes charges allocated to the principle executive office and the corporate sales/marketing departments and income taxes. The Company evaluates the performance of its segments and allocates resources to them based primarily on net sales.

The following table shows net sales for each segment:

	Year Ended December 31, 2010	2009
Disposable Protective Apparel	$ 16,462,000	$ 22,701,000
Building Supply	19,376,000	15,286,000
Infection Control	6,052,000	21,710,000
Consolidated total net sales	$ 41,890,000	$ 59,697,000

The following table shows the reconciliation of total segment income to total consolidated net income:

	Year Ended December 31, 2010	2009
Disposable Protective Apparel	$ 2,912,000	$ 6,825,000
Building Supply	2,439,000	2,269,000
Infection Control	1,398,000	11,108,000
Total segment income	6,749,000	20,202,000
Unallocated corporate overhead expenses	(4,668,000)	(6,344,000)
Provision for income taxes	(780,000)	(4,817,000)
Consolidated net income	$ 1,301,000	$ 9,041,000

The following table reflects net sales and long-lived asset information by geographic area:

	Year Ended December 31, 2010	2009
Net sales by geographic region		
United States	$39,998,000	$53,623,000
International	1,892,000	6,074,000
Consolidated total net sales	$41,890,000	$59,697,000
Long-lived assets by geographic region		
United States	$ 3,573,000	$ 3,681,000
International	589,000	162,000
Consolidated total long-lived assets	$ 4,162,000	$ 3,843,000

Net sales by geographic region are based on the countries in which the customers are located. For the years ended December 31, 2010 and 2009, the Company did not generate sales from any single foreign country that were significant to the Company's consolidated net sales.

The following table shows the consolidated net property, equipment, goodwill and intangible assets by segment:

	Year Ended December 31, 2010	2009
Disposable Protective Apparel	$ 816,000	$ 460,000
Building Supply	2,277,000	2,398,000
Infection Control	1,173,000	1,091,000
Total segment assets	4,266,000	3,949,000
Unallocated corporate assets	114,000	133,000
Total consolidated assets	$ 4,380,000	$ 4,082,000

14. Selected Quarterly Financial Data (Unaudited)

As a smaller reporting company, the Company is not required to provide the information required by this item.

15. Concentration of Risk

The Company maintains its cash and cash equivalents in accounts in a number of banks, the balances of which at times may exceed federally insured limits. The Company has not experienced any losses related to these accounts and we believe that we are not exposed to significant credit risk.

Net sales to our former largest distributor, VWR International, LLC, were 13.9% and 28.7% of total sales for the years ended December 31, 2010 and 2009, respectively. Accounts receivable from this distributor represented 9.2% and 41.0% of total accounts receivable at December 31, 2010 and 2009, respectively.

Management believes that adequate provision has been made for risk of loss on all credit transactions.

The Company currently buys a significant amount of its disposable protective apparel products from a few subcontractors located in Asia and, to a much lesser extent, a subcontractor in Mexico. Although there are a limited number of manufacturers of the particular product, management believes that other suppliers could provide similar products at comparable terms. A change in suppliers, however, could cause a delay in shipment and a possible loss of sales, which would affect operating results adversely.

The Building Supply segment buys semi-finished housewrap and synthetic roof underlayment from its joint venture, Harmony, located in India. Although there are a limited number of manufacturers of the particular product, management believes that other suppliers could provide similar products at comparable terms. A change in suppliers, however, could cause a delay in shipment and a possible loss of sales, which would affect operating results adversely.

16. Subsequent Events

On February 8, 2011, the Company entered into an asset purchase agreement with an Oklahoma limited liability company to sell its line of pet beds. As consideration for the acquired assets, the Company sold its inventory at cost, plus additional compensation for goodwill. In addition, the Company signed a three year non-compete agreement.

Also, the Company has reviewed and evaluated material subsequent events from the consolidated balance sheet date of December 31, 2010 through the consolidated financial statements filing date. All appropriate subsequent event disclosures, if any, have been made in the Notes to Consolidated Financial Statements.

Alpha Pro Tech, Ltd. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2010					
Allowance for doubtful accounts	$ 65,000	$ 12,000	$ -	$ -	$ 77,000
Year Ended December 31, 2009					
Allowance for doubtful accounts	$ 71,000	$ -	$ -	$ 6,000	$ 65,000

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act.")) as of December 31, 2010 pursuant to the evaluation of these controls and procedures required by Rule 13a-15 of the Exchange Act. Disclosure controls and procedures are the controls and other procedures that we have designed to ensure that we record, process, summarize and report in a timely manner the information that we must disclose in reports that we file with or submit to the SEC under the Exchange Act.

In designing and evaluating our disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and that we are required to apply our judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation, our principal executive and financial officers concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

This report is included in Item 8 on page 18, and is incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm

As a result of being a smaller reporting company, we are not required to provide an attestation report of our registered public accounting firm regarding our internal control over financial reporting. We have elected to not include such an attestation report in this Annual Report on Form 10-K, which election was approved by the Audit Committee of the Company's Board of Directors.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of the Company's fiscal year ended December 31, 2010, there was no change in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees. Copies of the Code of Business Conduct and Ethics are available on the Company's website at www.alphaprotech.com in the "Investors" section under "Corporate Governance".

Other information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from the Company's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission ("SEC") pursuant to Regulation 14A. The registrant's definitive Proxy Statement for the Annual Meeting of Shareholders will be filed with the SEC on or before April 29, 2011.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from the Company's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders to be filed with the SEC pursuant to Regulation 14A. The registrant's definitive Proxy Statement for the Annual Meeting of Shareholders will be filed with the SEC on or before April 29, 2011.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Certain of the information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from the Company's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders to be filed with the SEC pursuant to Regulation 14A. The registrant's definitive Proxy Statement for the Annual Meeting of Stockholders will be filed with the SEC on or before April 29, 2011.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information as of December 31, 2010 relating to equity compensation plans of the Company under which the Company's common stock is authorized for issuance.

Plan Category	**Number of securities to be issued upon exercise of outstanding options (a)**	**Weighted-average exercise price of outstanding options (b)**	**Number of securities remaining available for future issuance under equity compensation plans(c) (excluding securities reflected in column (a))**
Equity compensation plan approved by shareholders	2,542,000 (1)	$1.57	2,245,000 (2)

(1) The number shown in column (a) is the number of shares that may be issued upon exercise of outstanding options under the shareholder approved Alpha Pro Tech, Ltd. 2004 Stock Option Plan (the "2004 Plan").

(2) The number shown in column (c) is the number of shares that may be issued upon exercise of options granted in the future under the 2004 Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from the Company's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders to be filed with the SEC pursuant to Regulation 14A. The registrant's definitive Proxy Statement for the Annual Meeting of Shareholders will be filed with the SEC on or before April 29, 2011.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from the Company's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders to be filed with the SEC pursuant to Regulation 14A. The registrant's definitive Proxy Statement for the Annual Meeting of Shareholders will be filed with the SEC on or before April 29, 2011.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) Financial Statements.

The consolidated financial statements of the Company and its subsidiaries, included herein in Item 8, are as follows:

Management's Report on Internal Control over Financial Reporting;
Report of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.;
Consolidated Balance Sheets – December 31, 2010 and 2009;
Consolidated Income Statements – Years Ended December 31, 2010 and 2009;
Consolidated Statements of Shareholders' Equity – Years Ended December 31, 2010 and 2009;
Consolidated Statements of Cash Flows – Years Ended December 31, 2010 and 2009; and
Notes to Consolidated Financial Statements – Years Ended December 31, 2010 and 2009.
Schedule to Consolidated Financial Statements – Years Ended December 31, 2010 and 2009.

(a)(2) Financial Statement Schedules.

The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable, or the required information is shown in the financial statements or notes thereto, which are incorporated by reference at subsection (a)(1) of this Item above.

(a)(3)&(b)Exhibits.

The exhibits listed on the Exhibit Index beginning on page 43 of this Form 10-K are filed herewith or are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPHA PRO TECH, LTD.

DATE: March 16, 2011 BY: /s/ Sheldon Hoffman
Sheldon Hoffman
Chief Executive Officer and Director

DATE: March 16, 2011 BY: /s/ Lloyd Hoffman
Lloyd Hoffman
Chief Financial Officer and Senior Vice President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 16, 2011.

/s/ Sheldon Hoffman
Sheldon Hoffman, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Alexander W. Millar
Alexander W. Millar, President and Director

/s/ Lloyd Hoffman
Lloyd Hoffman, Chief Financial Officer and Senior Vice President
(Principal Financial and Accounting Officer)

/s/ Danny Montgomery
Danny Montgomery, Senior Vice President Manufacturing and Director

/s/ David B. Anderson
David B. Anderson, Director

/s/ David Garcia
David Garcia, Director

/s/ Russ Manock
Russ Manock, Director

/s/ Dr. John Ritota
Dr. John Ritota, Director

EXHIBIT INDEX
ITEM 15(a)(3)

Exhibit No.	Description
3.1.1	Certificate of Incorporation of Alpha Pro Tech, Ltd., incorporated by reference to Exhibit 3(f) to Form 10-K for the year ended December 31, 1994, filed on March 31, 1995 (File No. 000-19893).
3.1.2	Certificate of Amendment of Certificate of Incorporation of Alpha Pro Tech, Ltd., incorporated by reference to Exhibit 3(j) to Form 10-K for the year ended December 31, 1994, filed on March 31, 1995 (File No. 000-19893).
3.1.3	Certificate of Ownership and Merger (BFD Industries, Inc. into Alpha Pro Tech, Ltd.), incorporated by reference to Exhibit 3(l) to Form 10-K for the year ended December 31, 1994, filed on March 31, 1995 (File No. 000-19893).
3.2	Bylaws of Alpha Pro Tech, Ltd., incorporated by reference to Exhibit 3(g) to Form 10-K for the year ended December 31, 1994, filed on March 31, 1995 (File No. 000-19893).
10.1	Alpha Pro Tech, Ltd. 2004 Stock Option Plan, incorporated by reference to Exhibit B to Schedule 14A, filed on April 29, 2004 (File No. 001-15725), in connection with the 2004 Annual Meeting of Stockholders held on June 8, 2004.*
10.1A	Alpha Pro Tech, Ltd. 2004 Stock Option Plan (As Amended on June 7, 2010), incorporated by reference to Exhibit 10.a to Form 8-K, filed on June 11, 2010.*
10.2	Non-Qualified Stock Option Agreement of David Anderson, incorporated by reference to Exhibit 4.2 to Form S-8, filed on December 13, 2004 (File No. 333-121184).*
10.3	Non-Qualified Stock Option Agreement of Robert Isaly, incorporated by reference to Exhibit 4.3 to Form S-8, filed on December 13, 2004 (File No. 333-121184).*
10.4	Non-Qualified Stock Option Agreement of John Ritota, incorporated by reference to Exhibit 4.4 to Form S-8, filed on December 13, 2004 (File No. 333-121184).*
10.5	Non-Qualified Stock Option Agreement of Russell Manock, incorporated by reference to Exhibit 4.5 to Form S-8, filed on December 13, 2004 (File No. 333-121184).*
10.6	Incentive Stock Option Agreement of Alexander W. Millar, incorporated by reference to Exhibit 4.6 to Form S-8, filed on December 13, 2004 (File No. 333-121184).*
10.7	Incentive Stock Option Agreement of Sheldon Hoffman, incorporated by reference to Exhibit 4.7 to Form S-8, filed on December 13, 2004 (File No. 333-121184).*
10.8	Incentive Stock Option Agreement of Lloyd Hoffman, incorporated by reference to Exhibit 4.8 to Form S-8, filed on December 13, 2004 (File No. 333-121184).*
10.9	Employment Agreement between the Company and Al Millar, dated June, 1989, incorporated by reference to Form 10 Registration Statement filed on February 25, 1992 (File No. 000-19893).*
10.10	VWR Scientific Products Corporation Distribution Agreement, dated January 1, 2000, incorporated by reference to the Exhibits to Form 10-K for the year ended December 31, 2000, filed on March 19, 2001 (File No. 001-15725).
14	Alpha Pro Tech, Ltd. Code of Business Conduct and Ethics, incorporated by reference to Exhibit 10 (r) to Form 10-K/A, filed on April 29, 2004 (File No. 001-15725).
21	Subsidiaries of Alpha Pro Tech, Ltd.
23	Consent of Independent Registered Public Accounting Firm-Mayer Hoffman McCann P.C.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Chief Executive Officer.
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Chief Financial Officer.

* Indicates a management contract or compensatory plan or arrangement.

EXHIBIT 21

SUBSIDIARIES OF ALPHA PRO TECH, LTD.

Name of Subsidiary	State of Incorporation
Alpha Pro Tech, Inc.	Oklahoma
Alpha ProTech Engineered Products, Inc.	Delaware

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-121184 and No. 333-169056) of our report dated March 16, 2011, relating to the consolidated financial statements of Alpha Pro Tech, Ltd. as of and for the years ended December 31, 2010 and 2009 included in the Annual Report on Form 10-K of Alpha Pro Tech, Ltd. for the year ended December 31, 2010.

/s/ MAYER HOFFMAN MCCANN P.C.

Salt Lake City, Utah
March 16, 2011

EXHIBIT 31.1

Certification

I, Sheldon Hoffman, certify that:

1. I have reviewed this annual report on Form 10-K of Alpha Pro Tech, Ltd;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE: March 16, 2011

BY: /s/ Sheldon Hoffman

Sheldon Hoffman
Chief Executive Officer and Director

EXHIBIT 31.2

Certification

I, Lloyd Hoffman, certify that:

1. I have reviewed this annual report on Form 10-K of Alpha Pro Tech, Ltd;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   b) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE: March 16, 2011

BY: /s/ Lloyd Hoffman

Lloyd Hoffman
Chief Financial Officer and Senior Vice President

EXHIBIT 32.1

Alpha Pro Tech, Ltd.
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alpha Pro Tech, Ltd. on Form 10-K for the year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sheldon Hoffman, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATE: March 16, 2011

BY: /s/ Sheldon Hoffman

Sheldon Hoffman
Chief Executive Officer and Director

EXHIBIT 32.2

Alpha Pro Tech, Ltd.
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alpha Pro Tech, Ltd. on Form 10-K for the year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lloyd Hoffman, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATE: March 16 , 2011

BY: /s/ Lloyd Hoffman

Lloyd Hoffman
Chief Financial Officer and Senior Vice President

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MARKET FOR SHARES

The Company's common shares are quoted on the NYSE Amex Exchange under the trading symbol "APT."

SHARE PRICE INFORMATION

Set forth below are the ranges of daily high and low prices for the Company's common shares for the periods indicated by the NYSE Amex Exchange.

Quarters Ending 2010	3/31	6/30	9/30	12/31
High	$4.72	$2.51	$2.10	$2.02
Low	$2.30	$1.75	$1.42	$1.50

Quarters Ending 2009	3/31	6/30	9/30	12/31
High	$1.04	$2.22	$6.10	$7.60
Low	$0.75	$0.98	$2.00	$3.90

As of April 18, 2011 there were 22,437,616 shares outstanding, 243 Shareholders of record and approximately 7,287 beneficial owners.

DIVIDEND POLICY

The holders of the Company's common stock are entitled to receive such dividends as may be declared by the Board of Directors of the Company from time to time to the extent that funds are legally available for payment thereof. The Company has never declared nor paid any dividends on any of its outstanding shares of common stock. It is the current policy of the Board of Directors to retain any earnings to provide for the development and growth of the Company. Consequently, the Company has no intention to pay cash dividends in the foreseeable future.

TRANSFER AGENT AND REGISTRAR

Shareholders should refer specific questions concerning their stock certificates, in writing, directly to the Transfer Agent and Registrar at:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mayer Hoffman McCann P.C.
175 South West Temple, Suite 650
Salt Lake City, UT 84101

LEGAL COUNSEL

Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
2400 Regions/Harbert Plaza
Birmingham, AL 35203

FORM 10-K

A copy of the Form 10-K Annual Report filed by the Company with the Securities and Exchange Commission for the fiscal year ended December 31, 2010 is available upon request without charge to persons who are beneficial shareholders as of the record date for the 2011 Annual Meeting. Such written requests should be directed to:

Alpha Pro Tech, Ltd.
60 Centurian Drive, Suite 112
Markham, Ontario L3R 9R2

OFFICERS AND DIRECTORS

Sheldon Hoffman
CEO and Director

Alexander W. Millar
President and Director

Danny Montgomery
Sr. V.P. Manufacturing and Director

Lloyd Hoffman
CFO and Sr. V.P. Finance and Administration

David Anderson
Director
Attorney – Anderson & Associates, LLC

David Garcia
Director
Retired Independent Businessman

Russ Manock
Director
Chartered Accountant and Partner – Snow & Manock

Dr. John Ritota
Director
Dentist – Ritota & Ritota P.A.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held:

Monday, June 6, 2011 at 9:30 am
Delta Markham Hotel
50 East Valhalla Drive
Markham, Ontario L3R 0A3 Canada
905-477-2010

60 Centurian Drive, Suite 112, Markham, Ontario L3R 9R2
P: 800 847 9725 F: 905 479 9732 E: ir@alphaprotech.com

WWW.ALPHAPROTECH.COM

Alpha Pro Tech
L T D.